Filed pursuant to Rule 424(b)(2)
Registration Number 333-233857

CALCULATION OF REGISTRATION FEE

Title of each Class of Securities to be Registered	Amount to be Registered	Maximum Offering Price	Maximum Aggregate Offering Price	Amount of Registration Fee(2)
Common Stock, par value $0.001 per share	25,300,000(1)	$7.00	$177,100,000	$22,988

(1)	Includes additional shares of common stock that may be purchased by the underwriters.
(2)	Calculated in accordance with Rule 457(r) under the Securities Act of 1933, as amended.

PROSPECTUS SUPPLEMENT

(to Prospectus dated September 19, 2019)

22,000,000 Shares

SunPower Corporation

Common Stock

We are offering 22,000,000 shares of our common stock. Our common stock trades on The NASDAQ Global Select Market under the symbol “SPWR.” The last reported sale price of our common stock on The NASDAQ Global Select Market on November 20, 2019 was $7.42 per share.

Investing in our common stock involves risks. See “Risk Factors” beginning on page S-15 of this prospectus supplement, as well as in the documents incorporated or deemed to be incorporated by reference into this prospectus supplement and the accompanying prospectus, to read about important factors you should consider in connection with an investment in our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial price to public	$7.000	$154,000,000
Underwriting discount(1)	$0.231	$5,082,000
Proceeds, before expenses, to us	$6.769	$148,918,000

(1)

The underwriters have agreed to reimburse us for a portion of our expenses in connection with the offering. See “Underwriting” beginning on page S-41 of this prospectus supplement for additional information regarding underwriter compensation.

To the extent that the underwriters sell more than 22,000,000 shares of common stock, the underwriters will have a 30-day option to purchase an additional 3,300,000 shares from us at the initial price to public less the underwriting discount.

The underwriters expect to deliver the shares against payment in New York, New York on November 25, 2019.

Joint Book-Running Managers

Goldman Sachs & Co. LLC	BofA Securities

Manager

Baird

Prospectus Supplement dated November 20, 2019

This prospectus supplement and the accompanying prospectus relate to the offering of our common stock. Before buying any of the common stock that we are offering, we urge you to carefully read this prospectus supplement and the accompanying prospectus, together with the information incorporated by reference as described under the heading ‘‘Incorporation by Reference of Certain Documents’’ in this prospectus supplement. These documents contain important information that you should consider when making your investment decision. This prospectus supplement and the accompanying prospectus form part of a registration statement on Form S-3 that we filed with the Securities and Exchange Commission (the “SEC”) as a ‘‘well-known seasoned issuer’’ as defined in Rule 405 under the Securities Act of 1933 (the “Securities Act”) using a ‘‘shelf’’ registration process and consists of two parts. The first part is this prospectus supplement, which describes the terms of this offering of common stock and also adds to and updates information contained in the accompanying prospectus and the documents incorporated by reference into this prospectus supplement and the accompanying prospectus. The second part, the accompanying prospectus dated September 19, 2019, including the documents incorporated by reference therein, provides more general information. Generally, when we refer to this prospectus, we are referring to both parts of this document combined. To the extent there is a conflict between the information contained in this prospectus supplement, on the one hand, and the information contained in the accompanying prospectus or in any document incorporated by reference that was filed with the SEC before the date of this prospectus supplement, on the other hand, you should rely on the information in this prospectus supplement. If any statement in one of these documents is inconsistent with a statement in another document having a later date — for example, a document incorporated by reference in the accompanying prospectus — the statement in the document having the later date modifies or supersedes the earlier statement.

You should rely only on the information contained in or incorporated by reference in this prospectus supplement, the accompanying prospectus and any free writing prospectus that we have authorized for use in connection with this offering. We have not, and the underwriters have not, authorized any person to provide you with any information other than that contained in or incorporated by reference into this prospectus supplement and the accompanying prospectus or that is contained in any free writing prospectus issued by us. We and the underwriters take no responsibility for, and can provide no assurances as to the reliability of, any other information that others may give to you. We are not making an offer of these securities in any state where the offer is not permitted. You should assume that the information contained in or incorporated by reference into this prospectus supplement and the accompanying prospectus is accurate only as of any date on the front cover of this prospectus supplement, the accompanying prospectus or the date of the document incorporated by reference, as applicable. Our business, financial condition, results of operations and prospects may have changed since those dates.

INDUSTRY AND MARKET DATA

The market data and industry statistical data used throughout this prospectus supplement, the accompanying prospectus and in the documents incorporated by reference herein are based on independent industry publications, government publications, reports by market research firms or other published independent sources. Some market data and statistical information are also based on our good faith estimates, which are derived from our review of internal surveys, as well as the independent sources listed above. This information may prove to be inaccurate because of the method by which we obtain some of the data for our estimates or because this information cannot always be verified with complete certainty due to the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties. As a result, although we believe these sources are reliable, neither we nor the underwriters have independently verified the information and cannot guarantee its accuracy and completeness.

S-i

UNIT OF POWER

When referring to our solar power systems, our facilities’ manufacturing capacity and total sales in this prospectus supplement, the accompanying prospectus supplement and the documents incorporated by reference, the unit of electricity in watts for kilowatts (“KW”), megawatts (“MW”) and gigawatts (“GW”) is direct current (“DC”), unless otherwise noted as alternating current (“AC”).

TRADEMARKS

The following terms, among others, are our trademarks and may be used in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference: SunPower®, Maxeon®, Oasis®, OasisGEO™, EnergyLink™, InvisiMount®, Tenesol®, Greenbotics®, Customer Cost of Energy™ (“CCOE™”), SunPower Spectrum™, Helix™, Equinox™, Signature™, SolarBridge®, and The Power of One™. Other trademarks appearing in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference are the property of their respective owners.

S-ii

Prospectus Supplement

Prospectus

S-iii

INCORPORATION BY REFERENCE OF CERTAIN DOCUMENTS

We “incorporate by reference” into this prospectus supplement and the accompanying prospectus the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus supplement or the accompanying prospectus, as applicable, and information in documents that we file later with the SEC will automatically update and supersede information contained in documents filed earlier with the SEC or contained in this prospectus supplement or the accompanying prospectus, as applicable. In other words, in the case of a conflict or inconsistency between information set forth in this prospectus supplement or the accompanying prospectus and information incorporated by reference into this prospectus supplement or the accompanying prospectus, you should rely on the information contained in this prospectus supplement or the accompanying prospectus unless the information incorporated by reference was filed after the date of this prospectus supplement or the accompanying prospectus. We incorporate by reference:

•	our Annual Report on Form 10-K for the fiscal year ended December 30, 2018;

•	our Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2019, June 30, 2019 and September 29, 2019;

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our Current Reports on Form 8-K filed on January 8, 2019, March 1, 2019, March 28, 2019, May 1, 2019, May  21, 2019, June 27, 2019, July  3, 2019, July 16, 2019, October  4, 2019, October 15, 2019 and November 12, 2019;

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portions of our definitive proxy statement on Schedule 14A filed on April 5, 2019 that are incorporated by reference into Part III of our Annual Report on Form 10-K for the fiscal year ended December 30, 2018; and

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the description of our common stock contained in our registration statement on Form 8-A (File No. 001-34166) filed on November 16, 2011, and any amendment or report filed for the purpose of updating such description.

To the extent that any information contained in any Current Report on Form 8-K, or any exhibit thereto, was furnished to, rather than filed with, the SEC, such information or exhibit is specifically not incorporated by reference in this prospectus supplement or the accompanying prospectus unless specifically stated otherwise.

We also incorporate by reference any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”), until we sell all of the securities we are offering with this prospectus supplement or the accompanying prospectus.

We will provide to you a copy of any or all of the above filings that have been incorporated by reference into this prospectus supplement or the accompanying prospectus, excluding exhibits to those filings, upon your request, at no cost. Any request may be made by writing or calling us at the following address or telephone number:

SunPower Corporation

51 Rio Robles

San Jose, California 95134

Attn: Investor Relations

Telephone: (408) 240-5447

S-iv

PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights information contained in or incorporated by reference into this prospectus supplement and the accompanying prospectus and in the documents incorporated by reference herein or therein. This summary may not contain all of the information that you should consider before investing in our common stock. You should carefully read this prospectus supplement and the accompanying prospectus, especially the risks of investing in our common stock discussed under “Risk Factors” beginning on page S-15 of this prospectus supplement, along with our consolidated financial statements and notes to those consolidated financial statements and the other information incorporated by reference in this prospectus supplement and the accompanying prospectus, before making an investment decision. Unless we state otherwise or the context indicates otherwise, references to “SunPower,” the “Company,” “we,” “us,” “our” and “ours” in this prospectus supplement and the accompanying prospectus refer to SunPower Corporation, a Delaware corporation, together with its consolidated subsidiaries.

SunPower Corporation

We are a leading global energy company that delivers solar solutions to customers worldwide through an array of hardware, software, and financing options and through utility-scale solar power system construction and development capabilities, operations and maintenance services, and “Smart Energy” solutions. Our Smart Energy initiative is designed to add layers of intelligent control to homes, buildings and grids—all personalized through easy-to-use customer interfaces. Of all the solar cells commercially available to the mass market, we believe our solar cells have the highest conversion efficiency, a measurement of the amount of sunlight converted by the solar cell into electricity.

Our principal executive offices are located at 51 Rio Robles, San Jose, California 95134, and our telephone number is (408) 240-5500. We maintain a web site at http://www.sunpower.com. Except for documents filed with the SEC that are incorporated by reference into this prospectus supplement and the accompanying prospectus, no information contained in, or that can be accessed through, our web site is to be considered as part of this prospectus supplement and the accompanying prospectus.

Recent Developments—Contemplated Spin-Off Transactions

On November 11, 2019, we announced plans to separate into two independent, complementary, strategically-aligned and publicly-traded companies—Maxeon Solar Technologies, Pte. Ltd. (“Maxeon Solar”), which will own and operate solar cell and panel manufacturing facilities located in France, Malaysia, Mexico and the Philippines and will be comprised of our technology and manufacturing upstream operations comprising substantially all of our SunPower Technologies business unit, and SunPower Corporation, a pure-play distributed generation energy services company focused on product innovation, downstream high efficiency solar systems and storage and energy services. The planned separation was structured to facilitate a proposed investment by Tianjin Zhonghuan Semiconductor Co., Ltd., a PRC joint stock limited company (“TZS”), into our international SunPower Technologies business unit. In furtherance of the planned separation, we entered into:

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a Separation and Distribution Agreement dated November 8, 2019 (the “Separation and Distribution Agreement”) with Maxeon Solar, which is a company incorporated under the Laws of Singapore and currently a wholly owned subsidiary of SunPower; and

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an Investment Agreement dated November 8, 2019 (the “Investment Agreement”) with Maxeon Solar, TZS, and for the limited purposes set forth therein, Total Solar INTL SAS, a French société par actions simplifiée (“Total”).

Pursuant to the Separation and Distribution Agreement and the Investment Agreement (and subject to the terms and conditions thereof): (1) we will contribute certain non-U.S. operations and assets of our SunPower Technologies business unit to Maxeon Solar (the “Separation”); (2) we will then spin-off Maxeon Solar through a pro rata distribution to our stockholders of 100% of our interest in Maxeon Solar (the “Distribution” and together with the Separation, the “Spin-Off”); and (3) immediately after the Distribution, TZS will purchase from Maxeon Solar (the “Investment” and together with the Spin-Off, the “Transactions”) ordinary shares that will, in the aggregate, represent approximately 28.848% of the outstanding ordinary shares of Maxeon Solar on a fully diluted basis after giving effect to the Transactions for $298 million. The Spin-Off is intended to be tax-free to our stockholders.

The Transactions are subject to numerous conditions as described herein, and there can be no assurance that the Transactions will be completed. This offering is not conditioned upon the completion of the Transactions. Accordingly, while the ordinary shares of Maxeon Solar would be distributed pro rata on account of shares of SunPower common stock, including shares issued in this offering, your investment in our common stock in this offering should not necessarily be viewed as an investment of Maxeon Solar as a stand-alone company. Additionally, the Spin-Off may not have the full strategic and financial benefits that we anticipate, or the realization of one or more of those benefits may be delayed or may not occur at all. The anticipated benefits of the Spin-Off are based on a number of assumptions, and there can be no assurance that such benefits will be realized to the extent anticipated or at all. In the event that the Spin-Off does not result in such benefits, the costs associated with the Transactions could have a negative effect on our business, financial condition and results of operations. See “Risk Factors—Risks Relating to the Spin-Off” below.

Separation and Distribution Agreement

The Separation and Distribution Agreement governs the principal corporate transactions required to effect the Separation and the Distribution, and provides for the allocation between us and Maxeon Solar of the assets, liabilities, and obligations of the respective companies attributable to periods prior to the Separation. In addition, the Separation and Distribution Agreement, together with the Ancillary Agreements (as defined below), provide a framework for the relationship between us and Maxeon Solar subsequent to the completion of the Spin-Off.

Pursuant to the Separation and Distribution Agreement, consummation of the Distribution is subject to certain conditions being satisfied or waived by us or Maxeon Solar, including, among other things: (1) completion of the transactions to complete the Separation; (2) obtaining all necessary corporate approvals; (3) completion of all necessary filings under the U.S. securities laws; (4) receipt by our Board of Directors of one or more opinions from an independent valuation firm confirming the solvency and financial viability of each of us and Maxeon Solar immediately after the consummation of the Distribution in a form acceptable to us; (5) receipt of an opinion regarding the qualification of the Distribution as a transaction that is generally tax-free for U.S. federal income tax purposes under Section 355 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), to our stockholders; (6) if applicable, the receipt of a waiver from the Singapore Securities Industry Council from the applicability of the Singapore Code on Take-overs and Mergers to the Distribution; (7) the absence of any legal impediments prohibiting the Distribution; and (8) the satisfaction or waiver of certain conditions precedent to the Investment set forth in the Investment Agreement (as further described below).

Investment Agreement

Under the terms of the Investment Agreement, immediately after the completion of the Distribution, TZS will pay Maxeon Solar $298 million for newly issued ordinary shares of Maxeon Solar, which shares will represent approximately 28.848% of the outstanding ordinary shares of Maxeon Solar on a fully diluted basis after giving effect to the Transactions.

Pursuant to the Investment Agreement, SunPower, Maxeon Solar, TZS and, with respect to certain provisions, Total have agreed to certain customary representations, warranties and covenants, including certain representations and warranties as to the financial statements, contracts, liabilities, and other attributes of Maxeon Solar, certain business conduct restrictions and covenants requiring efforts to complete the Transactions.

Pursuant to the Investment Agreement, consummation of the Investment is subject to certain conditions being satisfied or waived by us or Maxeon Solar, on the one hand, and TZS, on the other hand, including, among other things: (1) the completion of the Separation and the Distribution in accordance with the Separation and Distribution Agreement; (2) Maxeon Solar entering into definitive agreements for a term loan facility in an amount not less than $325 million; (3) Maxeon Solar obtaining certain additional financing in the form of a revolving credit facility of not less than $100 million or, alternatively, making certain working capital adjustment arrangements; (4) Maxeon Solar having no more than $138 million in other debt and no less than $50 million in Cash (as defined in the Investment Agreement) immediately prior to the Investment; (5) execution of the Ancillary Agreements and the Shareholders Agreement (as defined below); (6) receipt of required governmental approvals, including any necessary approvals (or the acceptances of the record-filings) from the National Development and Reform Commission of the People’s Republic of China and the Ministry of Commerce of the for the People’s Republic of China and the State-owned Assets Supervision and Administration Commission of the State Council of the People’s Republic of China; (7) completion of all necessary filings under the U.S. securities laws; (8) receipt by our Board of Directors of one or more opinions from an independent valuation firm confirming the solvency and financial viability of each of us and Maxeon Solar immediately after the consummation of the Distribution in a form acceptable to us; (9) if applicable, the receipt of a waiver from the Singapore Securities Industry Council from the applicability of the Singapore Code on Take-overs and Mergers to the Distribution and the Investment; and (10) the absence of any legal impediments prohibiting the Investment. Moreover, the obligations of us and Maxeon Solar, on the one hand, and TZS, on the other hand, to consummate the Investment are subject to certain other conditions, including, among other things, (A) the accuracy of the other party’s representations and warranties (subject to certain materiality qualifiers) and (B) the other party’s performance of its agreements and covenants contained in the Investment Agreement in all material respects. In addition, the obligation of TZS to consummate the Investment is subject to the absence of any Material Adverse Effect (as defined in the Investment Agreement) on Maxeon Solar occurring from the date of the Investment Agreement through the closing of the Investment, subject, in each case, to certain exclusions set forth in the Investment Agreement.

The Investment Agreement provides certain termination rights for each of us and TZS, and further provides that, if the Investment Agreement is terminated, a termination fee may be payable under specified circumstances, including: (1) if we terminate to accept a superior proposal (as described in the Investment Agreement), a fee of $80 million payable by us to TZS; (2) if our Board of Directors recommends an alternative transaction that would constitute a sale of our company and TZS terminates the Investment Agreement, a fee of $80 million payable by us to TZS; (3) if, as a result of an intentional breach by us or Maxeon Solar of our respective representations, warranties or covenants and, as a result, either (a) the Transactions are not capable of being satisfied by August 8, 2020 (or such other extended date as contemplated under the Investment Agreement) (the “Outside Date”), (b) any final, non-appealable government order prohibiting the Transactions has been issued, or (c) the closing conditions related to representations, warranties and covenants of us and Maxeon Solar are not capable of being satisfied, then a fee of $20 million payable by us to TZS; (4) if certain approvals by the Chinese government are not obtained, then a fee of $35 million payable by TZS to us; or (5) if, as a result of an intentional breach by TZS of its representations, warranties or covenants and, as a result, either (a) the Transactions are not capable of being satisfied by the Outside Date, (b) any final, non-appealable government order prohibiting the Transactions has been issued, or (c) the closing conditions related to representations, warranties and covenants of TZS are not capable of being satisfied, then a fee of $35 million payable by TZS to us. In addition, under the Investment Agreement, in the event that, within seven months after termination of the Investment Agreement because the Investment could not be completed by the Outside Date, (1) we enter into an agreement for or consummate an alternative transaction that would constitute a sale of our company and prior to the termination of the Investment Agreement a third party had submitted a proposal for a transaction that would constitute a sale of our company, then we are obligated to pay TZS a fee of $80 million, or (2) we (a) enter into an agreement for or consummate an alternative transaction that constitutes a sale of (i) 50% or more of Maxeon Solar’s equity or assets or (ii) 50% or more of the business being contributed to Maxeon Solar in the Separation and (b) prior to the termination of the Investment Agreement a third party had submitted a proposal for an alternative transaction that constitutes a sale of (i) 50% or more of Maxeon Solar’s equity or assets or (ii) 50% or more of the business being contributed to Maxeon Solar in the Separation, then we are obligated to pay TZS a fee of $20 million.

Ancillary Agreements

In connection with the Transactions and concurrently with the Distribution, we and Maxeon Solar will also enter into certain ancillary agreements, that will govern relationships between us and Maxeon Solar following the Distribution, including the following (collectively, the “Ancillary Agreements”):

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Tax Matters Agreement. Under the Tax Matters Agreement, we and Maxeon Solar, respectively, will each be obligated to pay any taxes shown on any return required to be filed by any member of its post-spin group. Each party to the Tax Matters Agreement will also prepare those tax returns that are required to be prepared by members of its respective post-spin group. Both parties will indemnify each other under this agreement for any action or inaction that causes the Distribution to fail to qualify as tax-free to our stockholders. Both parties will agree generally to cooperate in preparing and filing tax returns, and will retain and make available tax records to the other party. Contests with taxing authorities will be controlled by whichever of we or Maxeon Solar bears the potential liability for the contested tax; we will control tax contests relating to a failure of the Distribution to qualify as tax-free to our stockholders. Disputes among the parties to the tax matters agreement will be referred to independent tax counsel.

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Employee Matters Agreement. Under the Employee Matters Agreement, we and Maxeon Solar will allocate liabilities and responsibilities among us and Maxeon Solar relating to employees, employment matters, compensation, benefit plans and other related matters in connection with the Separation and Distribution. The Employee Matters Agreement will include detailed provisions regarding the treatment of outstanding incentive equity awards, both inside and outside of the United States, and will generally provide for separation of such awards into adjusted awards on our common stock for those employees staying with us, and conversion of such awards into awards on Maxeon Solar’s ordinary shares for those employees who will remain with Maxeon Solar following the Separation and Distribution.

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Transition Services Agreement. Under the Transition Services Agreement, we and Maxeon Solar will provide and/or make available various administrative services and assets to each other, expected to be a period of one year beginning on the date of the Distribution with an option to extend for up to an additional 180 days by mutual written agreement of us and Maxeon Solar. Services to be provided by us to Maxeon Solar will include certain services related to finance, accounting, business technology, human resources information systems, human resources, facilities, document management and record retention, relationship and strategy management and module operations, technical and quality support. Services to be provided by Maxeon Solar to us will include certain services related to finance, accounting, information technology, human resources information systems, human resources, document management and record retention, supply chain and operational planning and module operations. In consideration for such services, we and Maxeon Solar will each pay fees to the other for the services provided, and those fees will generally be in amounts intended to allow the party providing services to recover all of its direct and indirect costs incurred in providing those services, plus a standard markup, and subject to a 25% increase following an extension of the initial term (unless otherwise mutually agreed to by us and Maxeon Solar). The personnel performing services under the Transition Services Agreement will be employees and/or independent contractors of the party providing the service and will not be under the direction or control of the party to whom the service is being provided. The Transition Services Agreement will also contain customary mutual indemnification provisions.

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Brand Framework Agreement. Under the Brand Framework Agreement, we will assign to Maxeon Solar the “MAXEON” trademarks (and corresponding domain names) and the non-U.S. “SUNPOWER” trademarks. We will retain ownership of our SUNPOWER trademarks in the United States. The agreement will include reciprocal licenses. We will exclusively license to Maxeon Solar and its affiliates, on a royalty-free basis, the right to use the SUNPOWER trademarks in U.S. territories on hardware or components needed for solar energy system installation and services using solar energy systems. Maxeon Solar will non-exclusively license to us and our affiliates the right to use the SUNPOWER trademarks in Canada on the same hardware, components and services. The agreement will restrict each party from selling its SUNPOWER trademarks to a third party unless otherwise agreed by the parties. We will be prohibited from using any SUNPOWER trademarks on solar panels not supplied by Maxeon Solar or made by SunPower for a three-year period (contemplated to be January 1, 2022 through December 31, 2024), subject to specified exceptions. If either party intends to stop using the SUNPOWER trademarks (or the MAXEON trademarks for Maxeon Solar), then the party must offer to transfer its rights under such trademarks to the other party at no charge. The agreement will continue unless the parties mutually agree to terminate it.

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Cross License Agreement. Under the Cross License Agreement, we will grant to Maxeon Solar and its affiliates non-exclusive license to our existing intellectual property (and improvements created by us), for a number of purposes, including to operate the manufacturing facilities transferred to Maxeon Solar and selling existing Maxeon® panels and shingled panels configured for residential, commercial and utility scale applications, existing Maxeon® solar cells, certain specialty products and other solar cells or solar module products expected to be manufactured by Maxeon Solar as of the date of the agreement (“Maxeon Products”). The agreement will contain certain application-limitations that will apply to Maxeon Solar’s ability to sell the Maxeon Products for two years. The agreement will also provide that Maxeon Solar will grant us and our affiliates a non-exclusive license to the intellectual property (excluding trademarks) that has been transferred to Maxeon Solar by us for a number of purposes, including to manufacture and sell Maxeon Products in the United States and Canada, for research and development, and commencing on termination of the supply agreement between the parties, to sell outside of the United States and Canada shingled panels manufactured at our Hillsboro, Oregon facility. The agreement will restrict us, for three years, from licensing to any third party the intellectual property we have licensed to Maxeon Solar for purposes of manufacturing the Maxeon Products. The agreement will continue unless the parties mutually agree to terminate it

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Collaboration Agreement. The Collaboration Agreement will provide a framework for the development of Maxeon® 6 and any other products that are agreed to by the parties. Each project that will occur under the agreement will be governed by written plans that will be agreed to by the parties. These plans will include agreed-upon budgets, cost allocations and resource responsibilities of the parties and will last a maximum of two years. Both parties will have the sole right to manufacture the products developed under the agreement within the 50 states of the United States, the District of Columbia and Canada (“Collaboration Territory”). Maxeon Solar will have the exclusive right to manufacture the products outside of the Collaboration Territory. For a period that will not be longer than two years (“Exclusivity Period”), we will have the exclusive right to sell, and Maxeon Solar will have the exclusive right to supply, the developed products in specified markets. For one year after the Exclusivity Period, neither party will be permitted to enter into an exclusive supply relationship with a third party for the developed products within those markets. In addition, after the Exclusivity Period, if either party intends to enter into a supply agreement for any developed products, the other party has a right of first offer or refusal. Any new intellectual property arising from the agreement will be owned by Maxeon Solar, subject to a sole license to us within the Collaboration Territory during the Exclusivity Period, and which will become non-exclusive after the Exclusivity Period.

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Supply Agreement. Under the Supply Agreement, we will purchase from Maxeon Solar, and Maxeon Solar will sell to us, certain designated products for use in residential and commercial solar applications in Canada and the United States (excluding Puerto Rico, American Samoa, Guam, the Northern Mariana Islands and the U.S. Virgin Islands). The Supply Agreement will have a two-year term, starting on the date of the Distribution. Under the Supply Agreement, we will be required to purchase, and Maxeon Solar will be required to supply, certain minimum volumes of products during each calendar quarter of the term. For 2020, the minimum volumes will be specifically enumerated for different types of products, and for each subsequent period, the minimum volumes will be established based on our forecasted requirements. The parties will be subject to reciprocal penalties for failing to purchase or supply, as applicable, the minimum product volumes. The Supply Agreement will also include reciprocal exclusivity provisions that, subject to certain exceptions, will prohibit us from purchasing the products (or competing products) from anyone other than Maxeon Solar, and will prohibit Maxeon Solar from selling such products to anyone other than us. The exclusivity provisions only relate to products for the Canadian and United States markets (excluding Puerto Rico, American Samoa, Guam, the Northern Mariana Islands and the U.S. Virgin Islands). For products designated for installation on a residence or by a third party for the exclusive use of a specific customer, the exclusivity provisions will last for two years. For products designated for other applications, including multiple-user, community solar products, the exclusivity provisions will last for one year. The exclusivity provisions will not apply to off-grid applications, certain portable or mobile small-scale applications (including applications where solar cells are integrated into consumer products), or power plant, front-of-the-meter applications where the electricity generated is sold to a utility or other reseller. For 2020, the purchase price for each product will be fixed based on its power output (in watts), subject to certain adjustments. For subsequent periods, the purchase price will be set based on a formula and fixed for the covered period, subject to certain adjustments. Maxeon Solar must provide the products with customary warranties for quality and performance, they must conform to all specifications and legal requirements. The Supply Agreement will contain customary confidentiality, dispute resolution, and mutual indemnification provisions.

Shareholders Agreement

In addition, at the closing of the Investment, TZS, Total and Maxeon Solar will enter into a Shareholders Agreement (the “Shareholders Agreement”) that contains provisions bearing on the governance of Maxeon Solar and the ability of Total and TZS to buy, sell or vote their shares in Maxeon Solar. Specifically:

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Board Composition. The board of directors of Maxeon Solar will initially consist of 10 directors, including three Total designees, three TZS designees, three independent directors and Maxeon Solar’s CEO. The Shareholders Agreement includes provisions adjusting the rights of each of Total and TZS to designate a particular number of directors depending on changes in their share ownership, including a provision allowing either shareholder, if they acquire at least 50% of Maxeon Solar’s ordinary shares, to designate a majority of the directors. Each of Total and TZS lose the right to designate any directors if they hold less than 10% of Maxeon Solar’s ordinary shares.

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Board Committees. So long as Total or TZS have the right to designate at least one director to the board of Maxeon Solar, each committee of the board will contain a board designee of such shareholder. If the other shareholder also has a right to designate at least one director, then the number of appointees to each committee for each shareholder shall be equal. All committees will have at least two independent directors.

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Shareholder Approval. So long as Total or TZS hold at least 20% of Maxeon Solar’s ordinary shares, certain matters will require the approval of a majority of the board designees of Total or TZS, as the case may be. These matters include, without limitation, changes in organizational documents, certain business combinations, acquisitions and dispositions, incurrence of debt beyond a specified limit, bankruptcy filings or the liquidation or dissolution of Maxeon Solar, and certain transactions with Total or TZS.

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Independent Director Approval. So long as either Total or TZS hold at least 15% of Maxeon Solar’s ordinary shares, certain matters will require approval of a majority of the independent directors. These matters include, without limitation, changes in organizational documents, transactions presenting a conflict of interest between either Total or TZS on the one hand and Maxeon Solar on the other, bankruptcy filings or the liquidation or dissolution of Maxeon Solar, and amendments or waivers of the Shareholders Agreement.

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Standstill Provisions. The Shareholders Agreement limits the ability of Total or TZS to acquire additional shares (other than from each other, from Maxeon Solar upon exercise of the shareholder’s preemptive rights, or in certain public offerings) in specified circumstances.

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Transfer Restrictions; Right of First Offer. For two years after the agreement becomes effective, each of Total and TZS are required, subject to certain exceptions, to not dispose of ordinary shares if they will cease to hold at least 20% of the ordinary shares of Maxeon Solar (determined on a fully diluted as converted basis). Further, Total is required to not dispose of ordinary shares during such two year period if it would cause Total to hold fewer shares than TZS (again, subject to exceptions). Each of Total and TZS has agreed that before they sell ordinary shares of Maxeon Solar to third parties in block sales or negotiated transactions they will comply with the right of first offer in favor of the other shareholder included in the Shareholders Agreement.

•

Preemptive Rights. The Shareholders Agreement grants to Total and TZS, in connection with any issuance of shares to a third party, the right to acquire newly issued shares from Maxeon Solar, subject to certain limitations in the agreement. This right terminates with respect to either Total or TZS when they cease to hold at least 10% of Maxeon Solar’s ordinary shares.

Anticipated Benefits From the Transactions

The Transactions are expected to provide SunPower and Maxeon Solar with a number of benefits and opportunities, including the following:

•	facilitating TZS’s $298 million investment in Maxeon Solar;

•	creating two independent and strategically positioned companies that we believe will be leaders in their respective segments of the solar value chain and geographies of operations;

•

accelerating the scale-up of the production capacity of Maxeon® 5, our proprietary, high efficiency and lower cost Interdigitated Back Contact (“IBC”) technology, through a cost-effective conversion of an existing manufacturing facility in Malaysia that currently produces Maxeon® 2;

•	enhancing the continued development and innovation of the next generation of IBC technology Maxeon® 6, combined with a strategic relationship with TZS, a large wafer manufacturer;

•

creating two separate capital structures that will allow each company to access the capital markets independently and target an appropriate capital structure to achieve its respective growth strategies and capital needs; and

•

enhancing the ability of each company to focus on their respective long-term business strategies, including expanding respective sales channels and total addressable markets through new product and service offerings.

The separation of the two companies through the Spin-Off will enable potential investors and the financial community to evaluate the performance of each company separately. Investors may find it more appealing to be able to invest in two distinct businesses. Further, each business will have the opportunity to cultivate a distinct identity, which will facilitate investor understanding by reducing the complexity associated with a company that has diverse business objectives.

The separation of the two companies capitalizes on significant progress we have made in transforming our business, including the following measures undertaken:

•

Shifted focus to high-growth distributed generation market, with more than 60% of MW deployed in the twelve months ended June 30, 2019 having been deployed into distributed generation markets globally. Additionally, nearly all of the MW that we have deployed in North America in the twelve months ended June 30, 2019 were for distributed generation applications.

•

Increased margins through innovations via Maxeon® 5, Performance Series technology and storage and energy services. As of September 29, 2019, Maxeon® 5 capacity has reached 250 MWs and the rate at which Helix™ storage attached to projects in the three months ended September 29, 2019 was over 30%. Additionally, the Performance Series has been part of bidding into capacity markets.

•	Reduced overhead costs by from $322 million in 2017 to $285 million in 2018. Overhead costs for the twelve months ended June 30, 2019 were $264 million.

•	Expanded Performance Series sales by 127% during the nine months ended September 29, 2019 compared to the prior year period.

•	Deleveraged the balance sheet by reducing net debt from $1,170 million at the end of 2017 to $590 million at the end of 2018.

•	Simplified our financial statements by eliminating non-controlling interest, deconsolidating leases and completing the sale of 8point3 Energy Partners.

SunPower Corporation Business and Strategy Following the Transactions

Following the Transactions, SunPower Corporation will be a pure-play distributed generation energy services company focused on product innovation, downstream high efficiency solar systems and storage and energy services. Our primary sales channels will be the residential, commercial and industrial segments and we intend to continue to operate primarily in North America.

As part of our complete solar energy solution approach for residential customers, we offer our storage product, a fully-integrated solar platform utilizing Maxeon® cells, AC microinverter, and EnergyLink monitoring hardware to combine solar power production and energy management, allowing residential installers to quickly and easily complete their system installations and to ensure always-on connectivity so homeowners can easily access their data anytime, anywhere. The Equinox platform is also sold with our EnergyLink software analytics, which provides our customers with detailed information about their energy consumption and production, enabling them to further reduce their energy costs. For our commercial customers, we offer our Helix storage product. The Helix system is a pre-engineered, modular solution that combines our industry-leading solar module technology with integrated plug-and-play power stations, cable management systems, and mounting hardware that is built to last and fast to install, enabling customers to scale their solar programs quickly with minimal business disruption. The Helix platform is standardized across rooftop, carport, and ground installations and designed to lower system cost while improving performance. The Helix platform also comes with our Smart Energy software analytics, which provides our customers with information about their energy consumption and production, enabling them to further reduce their energy costs.

Historically, SunPower’s systems have employed SunPower-manufactured solar panels, and following the Transactions we will continue to procure premium Maxeon® solar panels from Maxeon Solar through the Supply Agreement referenced above.

Maxeon Solar Business and Strategy Following the Transactions

Following the Transactions, Maxeon Solar will be a leading global solar cell and panel manufacturer supplying customers in more than 80 countries on six continents. It will own and operate solar cell and panel manufacturing facilities located in France, Malaysia, Mexico and the Philippines as well as participate in a joint venture in China with TZS. Through the three months ended September 29, 2019, 32% of Maxeon Solar’s sales (by MW) were to North America, 26% to EMEA, 40% to Asia Pacific and 2% to other markets.

Maxeon Solar’s primarily technologies are the Maxeon® IBC technology, which we believe to be the highest-efficiency panel on the market with an aesthetically-pleasing design, and the Performance Series cell technology which offers a high-value, cost-effective solution for larger applications. The Maxeon® technology is primarily targeted at residential and commercial customers across the globe. Maxeon Solar’s Performance Series technology is primarily targeted at the utility-scale power plant market. Through the nine months ended September 29, 2019, approximately 50% of Maxeon Solar’s production has been its Maxeon® Series and the other 50% has been the Performance Series, with 64% of its total volume being sold for distributed generation applications and approximately 36% for power plant applications.

To be headquartered in Singapore, we believe Maxeon Solar’s Asian domicile will help strengthen relationships and sourcing arrangements across its supply chain as well as provide us access to the large Chinese solar market. Following the Investment from TZS, Maxeon Solar expect to increase its Performance Series capacity in the joint venture to three GWs and convert its Fab 3 manufacturing facility from Maxeon® 2 to Maxeon® 5 manufacturing capacity. As of September 29, 2019, Maxeon Solar had over 1.5 GW of manufacturing capacity.

Other Information

Following completion of the Transactions, TZS will own approximately 28.848% of the diluted ordinary shares of Maxeon Solar and approximately 71.152% will be owned by our stockholders as of the record date for the Distribution. Maxeon Solar expects to apply for its ordinary shares to list on NASDAQ.

For further information regarding the Transactions, the Separation and Distribution Agreement and the Investment Agreement, see our Current Report on Form 8-K, filed on November 12, 2019, which is incorporated by reference in this prospectus supplement and the accompanying prospectus.

The results of operations, financial conditions and cash flows for the non-U.S. operations and assets of the SunPower Technologies business unit to be contributed into Maxeon Solar in the Separation are, and will continue to be, presented within our consolidated financial statements as continuing operations within the SunPower Technologies business unit, until the Spin-Off becomes effective, at which time the financial presentation of such business will be included within our discontinued operations. For pro forma financial information of SunPower giving pro forma effect to the Spin-Off and this offering, see “Unaudited Pro Forma Condensed Consolidated Financial Information” in this prospectus supplement.

Dilution of Ownership of Our Largest Stockholder

Since the acquisition by Total S.A. of a controlling interest in our company in June 2011, we have been exempt from certain NASDAQ corporate governance rules relating to the composition of our Board of Directors and certain of its committees as a “controlled company.” These exemptions have allowed us to maintain a Board of Directors that does not have a majority of independent directors, and Compensation and Nominating and Corporate Governance Committees that are not comprised entirely of independent directors, but rather of two independent directors and two directors who are affiliated with Total. Our Audit Committee is comprised of all independent directors.

Following this offering, however, Total may control 50% or less of our common stock and, consequently, we would no longer be a “controlled company” for purposes of the NASDAQ corporate governance rules. In that event, we will be required to have, within one year of the closing of this offering, a Board of Directors consisting of a majority of independent directors. We will also be required to have, within 90 days of the closing of this offering, a majority of independent directors on each of our Compensation Committee and our Nominating and Corporate Governance Committee. In addition, within one year of the closing of this offering, each of our Compensation Committee and our Nominating and Corporate Governance Committee will be required (unless an exemption is claimed) to be comprised solely of independent directors. See “Risk Factors—Risks Related to this Offering—While we may no longer be a “controlled company” within the meaning of the NASDAQ corporate governance rules upon the completion of this offering, during a one-year transition period, we may continue to rely on exemptions from certain corporate governance requirements.”

Pursuant to the Affiliation Agreement that governs the relationship between us and Total (the “Affiliation Agreement”), in the event Total, together with the controlled subsidiaries of Total S.A., ceases to own 50% or more of our voting power, Total will as promptly as possible cause one of the directors it had nominated to our Board of Directors to resign. The Nominating and Corporate Governance Committee shall as promptly as practicable recommend to our Board of Directors one nominee who qualifies as an independent director to fill this vacancy. Given the existing size and composition of our Board of Directors, in order to comply with the NASDAQ corporate governance rules, an additional director will need to meet the requirements of being an independent director within a year of the closing of this offering if this offering results in us ceasing to be a controlled company. In such circumstances, Total has agreed to cooperate with us to assist us in ensuring our compliance with the director independence requirements of the NASDAQ corporate governance rules. As previously noted, within 90 days of Total, together with the controlled subsidiaries of Total S.A., ceasing to own 50% or more of our voting power, a majority of our Compensation Committee and Nominating and Corporate Governance Committee will be required to consist of independent directors, and within one year our Compensation Committee and Nominating and Corporate Governance Committee will be required to consist of all independent directors. The Affiliation Agreement provides that these two committees, subject to NASDAQ rules, will each be comprised of two directors designated by Total and two independent directors until such time as Total, together with the controlled subsidiaries of Total S.A., owns less than 30% of our voting power. While it is possible for one non-independent director to remain on these committees in limited circumstances contemplated by NASDAQ Rule 5605(d) and (e), unless requested by Total we intend for each of our Compensation Committee and Nominating and Corporate Governance Committee to reflect the requirements of Rule 5605 within the time periods described here.

In addition, in the event that Total, together with the controlled subsidiaries of Total S.A., owns 50% or less of our voting power (or 40% or less of our voting power in the event Total continues to provide certain credit support as contemplated in the Affiliation Agreement), Total’s stockholder approval rights in Section 4.3 of the Affiliation Agreement will terminate. Further, under our Restated Certificate of Incorporation and Amended and Restated By-Laws, in the event Total, together with the controlled subsidiaries of Total S.A., owns 50% or less of our voting power, the right of stockholders to act by written consent will terminate.

THE OFFERING

Issuer	SunPower Corporation, a Delaware corporation.

Common Stock Offered	22,000,000 shares, plus up to an additional 3,300,000 shares if the underwriters exercise their option to purchase additional shares in full.

Common Stock to be Outstanding after this Offering	164,579,488 shares (167,879,488 shares if the underwriters exercise their option to purchase additional shares in full).

Use of Proceeds	We intend to use the net proceeds from the sale of the common stock offered hereby for general corporate purposes, which may include partially funding the repayment of our 0.875% senior convertible debentures due 2021 (the “2021 Debentures”). See “Use of Proceeds.”

Option to Purchase Additional Shares	To the extent that the underwriters sell more than 22,000,000 shares of common stock, the underwriters will have a 30-day option to purchase up to an additional 3,300,000 shares from us at the initial price to public less the underwriting discount.

Risk Factors	You should carefully consider the information set forth in the section of this prospectus supplement entitled “Risk Factors,” as well as the other information included or incorporated by reference in this prospectus supplement before deciding whether to invest in our common stock.

NASDAQ Global Select Market Symbol	SPWR

The number of shares to be outstanding after the offering is based on 142,579,488 shares outstanding as of September 29, 2019 which does not include:

•	9,494,674 shares of common stock underlying outstanding restricted stock units and performance stock units reserved for future issuance under existing compensation plans;

•	12,190,727 additional shares reserved for issuance under our equity incentive plans; and

•	22,124,480 shares issuable upon conversion of the 2021 Debentures and the 2023 Debentures.

UNLESS WE SPECIFICALLY STATE OTHERWISE, THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT ASSUMES NO EXERCISE OF THE UNDERWRITERS’ OPTION TO PURCHASE ADDITIONAL SHARES.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data should be read together with the historical consolidated financial statements and the accompanying notes incorporated by reference in this offering memorandum and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in our Annual Report on Form 10-K for the fiscal year ended December 30, 2018, and our Quarterly Report on Form 10-Q for the fiscal quarter ended September 29, 2019. We report our results of operations on the basis of 52- or 53-week periods, ending on the Sunday closest to December 31. Fiscal years 2018, 2017 and 2016 were 52-week fiscal years. Our fiscal quarters end on the Sunday closest to the end of the applicable calendar quarter, except in a 53-week fiscal year in which the additional week falls into the fourth fiscal quarter of that fiscal year. We have derived the following summary historical consolidated financial data from our audited consolidated financial statements as of December 30, 2018, December 31, 2017 and January 1, 2017 and for the fiscal years ended December 30, 2018, December 31, 2017 and January 1, 2017, which are incorporated by reference into this prospectus supplement, and our unaudited consolidated financial statements as of September 29, 2019 and September 30, 2018 and for the fiscal quarters ended September 29, 2019 and September 30, 2018. Our historical results are not necessarily indicative of results to be expected in any future period, and results for the nine months ended September 29, 2019 are not necessarily indicative of results to be expected for the full fiscal year.

	Nine months ended		Fiscal year ended
	September 29, 2019	September 30, 2018	December 30, 2018	December 31, 2017	January 1, 2017
	(Unaudited)
	(In thousands, except per share data)
Consolidated Statements of Operations Data:
Total revenue (1)	$1,260,464	$1,269,248	$1,726,085	$1,794,047	$2,552,637
Total cost of revenue(1)(2)	1,229,698	1,558,758	2,023,166	1,812,692	2,330,818

Gross profit (loss)	30,766	(289,510)	(297,081)	(18,645)	221,819
Operating expenses:
Research and development (1)	49,253	66,225	81,705	82,247	116,889
Sales, general and administrative (1)	189,569	206,272	260,111	278,645	332,757
Restructuring charges	6,071	18,604	17,497	21,045	207,190
Loss (gain) on sale and impairment of residential lease assets	28,283	170,898	251,984	624,335	(7,263)
Gain on business divestiture	(143,400)	(59,347)	(59,347)	—	—

Total operating expenses	129,776	402,652	551,950	1,006,272	649,573

Operating loss	(99,010)	(692,162)	(849,031)	(1,024,917)	(427,754)
Other income (expense), net:
Interest income	2,443	2,280	3,057	2,100	2,652
Interest expense (1)	(43,864)	(77,796)	(108,011)	(90,288)	(61,273)
Gain on settlement of preexisting relationships in connection with acquisition	—	—	—	—	203,252
Loss on equity method investment in connection with acquisition(3)	—	—	—	—	(90,946)
Goodwill impairment(3)	—	—	—	—	(147,365)
Other, net (4)	146,025	48,775	55,314	(87,645)	(6,958)

Other income (expenses), net	104,604	(26,741)	(49,640)	(175,833)	(100,638)

	Nine months ended		Fiscal year ended
	September 29, 2019	September 30, 2018	December 30, 2018	December 31, 2017	January 1, 2017
	(Unaudited)
	(In thousands, except per share data)
Income (loss) before income taxes and equity in earnings (losses) of unconsolidated investees	5,594	(718,903)	(898,671)	(1,200,750)	(528,392)
Benefit from (provision for) income taxes	(17,243)	(9,389)	(1,010)	3,944	(7,318)
Equity in earnings (losses) of unconsolidated investees	(2,050)	(17,059)	(17,815)	25,938	14,295

Net loss	(13,699)	(745,351)	(917,496)	(1,170,868)	(521,415)
Net loss attributable to noncontrolling interests and redeemable uncontrolling interests	30,417	92,434	106,405	241,747	72,780

Net income (loss) attributable to stockholders	$16,718	$(652,917)	$(811,091)	$(929,121)	$(448,635)

Net income (loss) per share attributable to stockholders (5):
Basic	$0.12	$(4.64)	$(5.76)	$(6.67)	$(3.25)

Diluted	$0.12	$(4.64)	$(5.76)	$(6.67)	$(3.25)

Weighted-average shares (1):
Basic	142,248	140,722	140,825	139,370	137,985

Diluted	144,736	140,722	140,825	139,370	137,985

(1)

We have related-party transactions with Total S.A. and its affiliates as well as unconsolidated entities in which we have a direct equity investment. These related-party transactions are recorded within the “Revenue: Solar power systems, components, and other,” “Cost of revenue: Solar power systems, components, and other,” “Operating expenses: Research and development,” “Operating expenses: Sales, general and administrative,” and “Other income (expense), net: Interest expense” financial statement line items in the Condensed Consolidated Statements of Operations included in our Annual Report on Form 10-K for the fiscal year ended December 30, 2018 (see Note 2 and Note 11) incorporated by reference into this prospectus supplement.

(2)

During the nine months ended September 30, 2018, we recognized impairment of property, plant and equipment of $369.2 million of which $355.1 million was reported in cost of revenue. During the year ended December 30, 2018, we recognized impairment of property, plant and equipment of $369.2 million of which $355.1 million is reported in cost of revenue. See “Note 6. Balance Sheet Components-Impairment of Property, Plant and Equipment” to our consolidated financial statements in our Annual Report on Form 10-K for the fiscal year ended December 30, 2018 incorporated by reference into this prospectus supplement.

(3)

See “Note 4. Business Combination and Divestitures” to our consolidated financial statements in our Annual Report on Form 10-K for the fiscal year ended December 30, 2018 incorporated by reference into this prospectus supplement.

(4)

During the nine months ended September 30, 2018 and year ended December 30, 2018, we recognized profit that had previously been deferred related to historical projects sold to 8point3 Energy Partners along with a gain on the sale of our equity interest in 8point3 Energy Partners within “Other, net.” See “Note 11. Equity Investments” to our consolidated financial statements in our Annual Report on Form 10-K for the fiscal year ended December 30, 2018 incorporated by reference into this prospectus supplement.

(5)

See “Note 15. Net Loss Per Share” to our consolidated financial statements in our Annual Report on Form 10-K for the fiscal year ended December 30, 2018 incorporated by reference into this prospectus supplement for an explanation of the method used to calculate basic and diluted net income (loss) per share attributable to stockholders and the weighted-average number of shares used in computation of the per-share amounts.

	September 29, 2019	December 30, 2018	December 31, 2017
	(Unaudited)
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$188,983	$309,407	$435,097
Working capital (a)	264,206	368,765	253,424
Total assets (b)	1,889,672	2,352,649	4,028,656
Long-term debt	48,460	40,528	430,634
Convertible debt, net of current portion (b)	819,783	818,356	816,454
Total equity (deficit) after noncontrolling interests in subsidiaries	(160,256)	(149,886)	692,388

(a)	Working capital is defined as current assets less current liabilities.
(b)

We have related-party balances for transactions made with Total S.A. and its affiliates as well as unconsolidated entities in which we have a direct equity investment. These related-party balances are recorded within the “Accounts receivable, net,” “Contract assets,” “Project assets - plants and land, current portion,” “Prepaid expenses and other current assets,” “Other long-term assets,” “Accounts payable,” “Accrued liabilities,” “Contract liabilities, current portion,” “Convertible debt, current portion,” “Convertible debt, net of current portion,” “Contract liabilities, net of current portion,” and “Other long-term liabilities” financial statement line items in our Consolidated Balance Sheets included in our Annual Report on Form 10-K for the fiscal year ended December 30, 2018 (see Note 2, Note 8, Note 10, Note 11, Note 12, and Note 13) incorporated by reference into this prospectus supplement and our Quarterly Report on Form 10-Q for the quarterly period ended September 29, 2019 (see Note 2, Note 7, Note 9, Note 10, Note 11 and Note 12) incorporated by reference into this prospectus supplement.

RISK FACTORS

An investment in our common stock involves various risks. You should carefully consider the risks and uncertainties described below and the other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus, including the risk factors set forth in our filings with the SEC, before deciding to invest in our common stock. Any of the risk factors described therein or set forth below could significantly and adversely affect our business, prospects, financial condition and results of operations. As a result, the trading price of our common stock could decline and you could lose a part or all of your investment.

Risks Related to this Offering

We do not intend to pay dividends on our common stock in the foreseeable future.

We have never declared or paid cash dividends. For the foreseeable future, we intend to retain any earnings, after considering any dividends on any preferred stock, to finance the development of our business, and we do not anticipate paying any cash dividends on our common stock. Any future determination to pay dividends will be at the discretion of our Board of Directors and will be dependent upon then-existing conditions, including our operating results and financial condition, capital requirements, contractual restrictions, business prospects, and other factors that our Board of Directors considers relevant. Accordingly, holders of our common stock must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize a return on their shares of common stock.

The price of our common stock may fluctuate significantly and your investment could lose value.

Our common stock has experienced extreme price and volume fluctuations. The trading price of our common stock could be subject to further wide fluctuations due to many factors, including the factors discussed in this risk factors section. In addition, the stock market in general, and The NASDAQ Global Select Market and the securities of technology companies and solar companies in particular, have experienced severe price and volume fluctuations. These trading prices and valuations, including our own market valuation and those of companies in our industry generally, may not be sustainable. These broad market and industry factors may decrease the market price of our common stock, regardless of our actual operating performance.

The issuance of shares of common stock in this offering, conversion of our outstanding 2021 Debentures and 4.00% debentures due in 2023 (the “2023 Debentures”), and future substantial issuances or dispositions of our common stock or other securities, could dilute ownership and earnings per share or cause the market price of our stock to decrease.

In this offering, we are offering an aggregate of 22,000,000 shares of our common stock (or up 25,300,000 shares if the underwriters exercise their option to purchase additional shares in full). The increase in the number of outstanding shares of our common stock being issued in this offering, sales of our common stock in the public market or sales of any of our other securities will or could, as applicable, dilute ownership and earnings per share, and even the perception that such sales could occur could cause the market prices of our common stock to decline.

To the extent we issue common stock upon conversion of our outstanding 2021 Debentures and 2023 Debentures, the conversion of some or all of such debentures will dilute the ownership interests of existing stockholders, including holders who had previously converted their debentures. Any sales in the public market of the common stock issuable upon such conversion could adversely affect prevailing market prices of our common stock. In addition, the existence of our outstanding debentures may encourage short selling of our common stock by market participants who expect that the conversion of the debentures could depress the prices of our common stock.

Future sales of our common stock in the public market could lower the market price for our common stock and adversely impact the trading price of our outstanding 2021 Debentures and 2023 Debentures.

In the future, we may sell additional shares of our common stock to raise capital. We cannot predict the size of future issuances or the effect, if any, that they may have on the market price for our common stock. In addition, a substantial number of shares of our common stock is reserved for issuance upon the exercise of stock options, restricted stock awards, restricted stock units, warrants and upon conversion of our outstanding 2021 Debentures and 2023 Debentures. The issuance and sale of substantial amounts of common stock, or the perception that such issuances and sales may occur, could adversely affect the trading price of our outstanding 2021 Debentures and 2023 Debentures and the market price of our common stock and impair our ability to raise capital through the sale of additional equity or equity-linked securities.

Delaware law and our certificate of incorporation and by-laws contain anti-takeover provisions and our outstanding 2021 Debentures and 2023 Debentures provide for a right to convert upon certain events, any of which could delay or discourage takeover attempts that stockholders may consider favorable.

Provisions in our certificate of incorporation and by-laws may have the effect of delaying or preventing a change of control or changes in our management. These provisions include the following:

•	the right of our Board of Directors to elect a director to fill a vacancy created by the expansion of the Board of Directors;

•	the prohibition of cumulative voting in the election of directors, which would otherwise allow less than a majority of stockholders to elect director candidates;

•	the requirement for advance notice for nominations for election to our Board of Directors or for proposing matters that can be acted upon at a stockholders’ meeting;

•

the ability of our Board of Directors to issue, without stockholder approval, up to 10.0 million shares of preferred stock with terms set by our Board of Directors, which rights could be senior to those of common stock;

•	our Board of Directors is divided into three classes of directors, with the classes to be as nearly equal in number as possible;

•	stockholders may not call special meetings of the stockholders, except by Total under limited circumstances; and

•	our Board of Directors is able to alter our by-laws without obtaining stockholder approval.

Certain provisions of our outstanding debentures could make it more difficult or more expensive for a third party to acquire us. Upon the occurrence of certain transactions constituting a fundamental change, including an entity (such as Total) becoming the beneficial owner of 75% of our voting stock, holders of our outstanding debentures will have the right, at their option, to require us to repurchase, at a cash repurchase price equal to 100% of the principal amount plus accrued and unpaid interest on such debentures, all or a portion of their debentures. We may also be required to issue additional shares of our common stock upon conversion of our outstanding debentures in the event of certain fundamental changes.

While we may no longer be a “controlled company” within the meaning of the NASDAQ corporate governance rules upon the completion of this offering, during a one-year transition period, we may continue to rely on exemptions from certain corporate governance requirements.

Total currently controls a majority of the voting power of our outstanding voting stock, and as a result we are currently a controlled company within the meaning of the NASDAQ corporate governance rules. Following this offering, however, Total may control 50% or less of our common stock and, consequently, we would no longer be a “controlled company.” If we cease to be a controlled company, we will be subject to additional corporate governance requirements, including the requirements that:

•	a majority of our Board of Directors consist of independent directors;

•	our Nominating and Corporate Governance Committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;

•	our Compensation Committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	there be an annual performance evaluation of the Nominating and Corporate Governance Committee and the Compensation Committee.

The NASDAQ listing rules provide for phase-in periods for these requirements (including that each such committee consist of a majority of independent directors within 90 days of ceasing to be a “controlled company”), but we must be fully compliant with the requirements within one year of the date on which we cease to be a “controlled company.” Currently, we do not have a majority of independent directors on our Board of Directors and only two of the four members of each of our Nominating and Governance Committee and our Compensation Committee are independent. During this transition period, our stockholders may not have the same protections afforded to stockholders of companies that are subject to all of the NASDAQ corporate governance rules and the ability of our independent directors to influence our business policies and affairs may be reduced. In addition, we may not be able to attract and retain the number of independent directors needed to comply with NASDAQ corporate governance rules during the transition period.

In addition, as a result of potentially no longer being a “controlled company,” we may need to obtain certain consents, waivers and amendments in connection with our existing debt agreements. Any failure to obtain such consents, waivers and amendments might cause cross defaults under other agreements and may have a material adverse effect on our results of operations and financial conditions.

Our ability to use our net operating loss and credit carryforwards to offset future taxable income may be subject to certain limitations.

As of December 30, 2018, we had federal net operating loss carryforwards of $779.9 million for tax purposes; of which, $81.6 million was generated in fiscal year 2018 and can be carried forward indefinitely under the Tax Cuts and Job Acts of 2017. The remaining federal net operating loss carry forward of $698.3 million, which were generated prior to 2018, will expire at various dates from 2031 to 2037. As of December 30, 2018, we had California state net operating loss carryforwards of approximately $777.7 million, of which $5.2 million relate to debt issuance and will benefit equity when realized. These California net operating loss carryforwards will expire at various dates from 2029 to 2038. We also had federal credit carryforwards of approximately $73.9 million, of which $19.2 million relate to debt issuance and will benefit equity when realized. We had California credit carryforwards of $9.0 million for state tax purposes, of which $4.7 million relate to debt issuance and will benefit equity when realized. These federal credit carryforwards will expire at various dates from 2019 to 2038, and the California credit carryforwards do not expire. Our ability to utilize our net operating loss and credit carryforwards is dependent upon our ability to generate taxable income in future periods and may be limited due to restrictions imposed on utilization of net operating loss and credit carryforwards under federal and state laws upon a change in ownership.

Section 382 of the Code imposes restrictions on the use of a corporation’s net operating losses, as well as certain recognized built-in losses and other carryforwards, after an “ownership change” occurs. A Section 382 “ownership change” occurs if one or more stockholders or groups of stockholders who own at least 5% of our stock increase their ownership by more than 50 percentage points over their lowest ownership percentage within the prior three-year period (calculated on a rolling basis). Although not free from doubt, this offering is not expected to result in an ownership change under Section 382; however, a conversion of our outstanding convertible notes debentures, and/or other issuances or sales of our stock (including certain transactions involving our stock that are outside of our control) could result in an ownership change under Section 382. If an “ownership change” occurs, Section 382 would impose an annual limit on the amount of pre-change net operating losses and other losses we can use to reduce our taxable income generally equal to the product of the total value of our outstanding equity immediately prior to the “ownership change” and the applicable federal long-term tax-exempt interest rate for the month of the “ownership change” (subject to certain adjustments).

The majority of our U.S. federal net operating losses were generated prior to 2018, and these losses may be carried forward for up to 20 years. The annual limitation may effectively provide a cap on the cumulative amount of pre-ownership change losses, including certain recognized built-in losses that may be utilized. Such pre-ownership change losses in excess of the cap may be lost. In addition, if an ownership change were to occur, it is possible that the limitations imposed on our ability to use pre-ownership change losses and certain recognized built-in losses could cause a net increase in our U.S. federal income tax liability and require U.S. federal income taxes to be paid earlier than otherwise would be paid if such limitations were not in effect. Further, if for financial reporting purposes the amount or value of these deferred tax assets is reduced, such reduction would have a negative impact on the book value of our common stock.

Finally, as discussed below in “Risk Factors—Risks Related to the Spin-Off,” the Spin-Off is expected to result in a fully taxable event to SunPower, for which SunPower expects to recognize gain which it expects to offset with prior year losses, thus resulting in a significant reduction in our net operating loss carryforwards.

Risks Related to the Spin-Off

Our plan to separate into two independent publicly traded companies by means of a sponsored spin-off of our international SunPower Technologies business unit is subject to various risks and uncertainties and may not be completed in accordance with the expected plans or anticipated timeline, or at all, and will involve significant time and expense, which could disrupt or adversely affect our business.

On November 11, 2019, we announced plans to separate into two independent publicly traded companies in connection with the proposed Spin-Off. In the Spin-Off, we will distribute shares of the company holding our technology and manufacturing upstream operations comprising substantially all of our SunPower Technologies business unit, to be known as Maxeon Solar Technologies, Pte. Ltd., to our stockholders.

The Spin-Off, which is currently targeted to be completed in the second quarter of 2020, is subject to certain conditions, including final approval by our Board of Directors, as well as other conditions such as completion of all necessary filings under the U.S. securities laws; receipt by our Board of Directors of one or more opinions from an independent valuation firm confirming the solvency and financial viability of each of SunPower and Maxeon Solar immediately after the completion of the Distribution in a form acceptable to us; receipt of an opinion regarding the qualification of the Distribution as a transaction that is generally tax-free for U.S. federal income tax purposes under Section 355 of the Code to our stockholders; if applicable, the receipt of a waiver from the Singapore Securities Industry Council from the applicability of the Singapore Code on Take-overs and Mergers to the Distribution; the absence of any legal impediments prohibiting the Distribution; and the satisfaction or waiver of certain conditions precedent to the Investment by TZS set forth in the Investment Agreement and as detailed below. In addition, we may not be able to complete the contemplated Spin-Off should TZS decide not to provide its contemplated Investment. Pursuant to the Investment Agreement, the Investment is subject to certain conditions being satisfied or waived by us or Maxeon Solar, on the one hand, and TZS, on the other hand, including, among other things, the completion of the Spin-Off, as well as other conditions including Maxeon Solar entering into definitive agreements for a term loan facility in an amount not less than $325 million; Maxeon Solar obtaining certain additional financing in the form of a revolving credit facility of not less than $100 million or, alternatively, making certain working capital adjustment arrangements; Maxeon Solar having no more than $138 million in other debt and no less than $50 million in Cash (as defined in the Investment

Agreement) immediately prior to the Investment; execution of the Ancillary Agreements and the Shareholders Agreement; receipt of required governmental approvals, including any necessary approvals (or the acceptances of the record-filings) from the National Development and Reform Commission of the People’s Republic of China and the Ministry of Commerce of the for the People’s Republic of China and the State-owned Assets Supervision and Administration Commission of the State Council of the People’s Republic of China; completion of all necessary filings under the U.S. securities laws; receipt by our Board of Directors of one or more opinions from an independent valuation firm confirming the solvency and financial viability of each of us and Maxeon Solar immediately after the consummation of the Distribution in a form acceptable to us; if applicable, the receipt of a waiver from the Singapore Securities Industry Council from the applicability of the Singapore Code on Take-overs and Mergers to the Distribution and the Investment; and the absence of any legal impediments prohibiting the Investment. Maxeon Solar has not yet secured commitment letters for the required term loan facility or revolving credit facility noted above, and there is no guarantee that Maxeon Solar will be able to secure such commitments. The failure to satisfy all of the required conditions could delay the completion of the Spin-Off or the Investment for a significant period of time or prevent it from occurring at all.

Unanticipated developments, including changes in the competitive conditions of our markets, possible delays in obtaining various tax opinions or rulings, regulatory approvals or clearances, negotiating challenges, the uncertainty of the financial markets, changes in the law, and challenges in executing the Separation, could delay or prevent the completion of the Spin-Off, or cause the Spin-Off to occur on terms or conditions that are different or less favorable than expected. Any changes to the Spin-Off or delay in completing the Spin-Off could cause us not to realize some or all of the expected benefits, or realize them on a different timeline than expected. Further, our Board of Directors could decide, either because of a failure of conditions or because of market or other factors, to abandon the Spin-Off. If it does so, not only will we not realize any benefits of the Spin-Off, we may have to pay, in some cases, a breakup fee to TZS of either $20 million or $80 million, depending on the circumstances. No assurance can be given as to whether and when the Spin-Off will occur.

We have incurred significant expenses in connection with the Spin-Off and Investment, and expect that the process of completing the Spin-Off will be time-consuming and involve significant additional costs and expenses, which may be significantly higher than what we currently anticipate and may not yield a discernible benefit if the Separation is not completed. Executing the Spin-Off will require significant time and attention from our senior management and employees, which could adversely affect our business, financial results, and results of operations. We may also experience increased difficulties in attracting, retaining, and motivating employees during the pendency of the Spin-Off and following its completion, which could harm our businesses. In addition, if the Spin-Off is not completed, we will still be required to pay certain costs and expenses incurred in connection therewith, such as legal, accounting, and other professional fees. And, as noted, in some cases we may have to pay a breakup fee to TZS.

Any of the above factors could cause the Spin-Off (or the failure to execute the Spin-Off) to have a material adverse effect on our business, financial condition and results of operations and the price of our common stock.

The Spin-Off may not achieve some or all of the anticipated benefits.

We may not realize some or all of the anticipated strategic, financial, operational, marketing or other benefits from the Spin-Off. We cannot predict with certainty when the benefits expected from the Spin-Off will occur or the extent to which they will be achieved. If the Spin-Off is completed, our operational and financial profile will change and we will face new risks. As independent, publicly traded companies, SunPower and Maxeon Solar will be smaller, less-diversified companies with narrower business focuses and may be more vulnerable to changing market conditions, which could materially and adversely affect their respective businesses, financial condition, and results of operations. There is no assurance that following the Spin-Off each separate company will be successful.

In addition, some investors holding our common stock prior to the Separation may hold our common stock because of a decision to invest in a company that operates all of our business units, including our SunPower

Technologies business unit. If the Spin-Off is completed, shares in each independent company held by those investors will represent an investment in a company with a different profile than that of SunPower, and, as a result, some investors may sell our common stock prior to the Separation or sell the shares of one or both independent companies resulting from the separation. Excess selling could cause the relative market price of our common stock to decrease and be subject to greater volatility following the completion of the Spin-Off. We expect the trading price of our common stock immediately following the ex-dividend date for the Spin-Off to be significantly lower than immediately preceding the ex-dividend date, as the trading price of our common stock will no longer reflect the value of our SunPower Technologies business unit. Further, there can be no assurance that the combined value of the shares of the two publicly-traded companies will be equal to or greater than what the value of our common stock would have been had the proposed Spin-Off not occurred.

The proposed Spin-Off may result in disruptions to, and may negatively impact our relationships with, our customers and other business partners.

Uncertainty related to the Spin-Off may lead customers and other parties with which we currently do business, or may do business in the future, to terminate or attempt to negotiate changes in existing business relationships, or consider entering into business relationships with parties other than us. These disruptions could have a material and adverse effect on our businesses, financial condition and results of operations. The effect of such disruptions could be exacerbated by any delays or unanticipated developments in the completion of the Spin-Off.

Following the Spin-Off, each of SunPower and Maxeon Solar will operate as an independent publicly traded company with its own business goals, objectives and commercial relationships.

Following the Spin-Off, we and Maxeon Solar will operate as independent publicly traded companies. Accordingly, our business goals, objectives and commercial relationships will be different from those of Maxeon Solar. In that respect, we may not have exclusive access to next-generation solar cells and panels that may be produced by Maxeon Solar, including Maxeon® 5 solar cells, which could have an adverse effect on our business, financial condition and results of operations and our ability to execute our business strategy.

We may have divergent interests with respect to the Transition Services Agreement and other Ancillary Agreements that we will enter into with Maxeon Solar, which could negatively impact the scope, duration or effectiveness of such agreements in a manner that negatively impacts our and Maxeon Solar’s businesses and operations.

Our company and Maxeon Solar will enter into a Transition Services Agreement and other Ancillary Agreements in connection with the Spin-Off pursuant to which SunPower and Maxeon Solar will provide each other, on an interim, transitional basis, various services related to finance, accounting, business technology, human resources information systems, human resources, facilities, document management and record retention, relationship and strategy management and module operations, technical and quality support. Nevertheless, our interests and those of Maxeon Solar could differ with respect to the these agreements, which could negatively impact the scope, duration or effectiveness of such agreements. In addition, if we or Maxeon Solar do not satisfactorily perform our obligations under these agreements, the non-performing party may be held liable for any resulting losses suffered by the other party. Also, during the periods of these agreements, our and Maxeon Solar’s management and employees may be required to divert their attention away from our and their respective business in order to provide services pursuant to the agreements, which could adversely affect our and their business. Any of these factors could negatively impact our and Maxeon Solar’s businesses and operations.

If the Spin-Off fails to qualify for tax-free distribution treatment to the stockholders for U.S. federal income tax purposes, then the Distribution could result in tax liability to the stockholders.

We expect that for U.S. federal income tax purposes, the Distribution should qualify, for our stockholders, as a tax-free distribution under Section 355 of the Code. This expectation is based, among other things, on various factual assumptions we have made. If any of these assumptions are, or become, inaccurate or incomplete, our expectations may change. For instance, this expectation relies on certain significant ownership interests in the resulting companies continuing after the Spin-Off. Whether such ownership continues may be out of SunPower’s control following the completion of the Spin-Off, because none of its stockholders have committed to SunPower to retain their shares of SunPower or Maxeon Solar after the Spin-Off. Additionally, there can be no assurance that the IRS will not challenge any positions we take with respect to the Spin-Off or that a court would not sustain such a challenge.

Although the stockholders are expected to obtain tax-free treatment in the Distribution portion of the Spin-Off, the Separation is expected to result in a fully taxable event to SunPower, for which SunPower expects to recognize gain which it expects to offset with prior year losses, thus resulting in a significant reduction in our net operating loss carryforwards. We may incur certain non-U.S. tax costs in connection with the Separation, including tax expense resulting from separations in multiple non-U.S. jurisdictions that do not legally provide for tax-free separations, which may be material. If the Distribution fails to qualify as tax-free under Section 355 of the Code, each SunPower stockholder will generally be required to include in its taxable income as a dividend the fair market value of the Maxeon Solar ordinary shares received by it to the extent of earnings and profits of SunPower and will generally take a fair market value basis in the Maxeon Solar ordinary shares received by it in the Distribution.

We may determine to forgo certain transactions in order to avoid the risk of incurring material tax-related liabilities.

As a result of requirements of Section 355 of the Code and/or other applicable tax laws, we may determine to forgo certain transactions that would otherwise be advantageous. In particular, we may determine to continue to operate certain of our business operations for the foreseeable future even if a sale or discontinuance of such business would otherwise be advantageous.

If the Spin-Off is completed, any financing we obtain in the future could involve higher costs.

Following completion of the Spin-Off, any financing that we obtain will be with the support of a reduced pool of diversified assets and a significant amount of outstanding debt, and therefore we may not be able to secure adequate debt or equity financing on desirable terms. The cost to us of financing without our SunPower Technologies business unit as part of our consolidated company may be materially higher than the cost of financing prior to the Spin-Off. If we have credit ratings lower than we currently have, it could be more expensive for us to obtain debt financing than it has been to date.

Certain members of our Board of Directors and management may have actual or potential conflicts of interest because of their ownership of shares of Maxeon Solar and SunPower or their relationships with Maxeon Solar following the Spin-Off.

Certain members of our Board of Directors and management are expected to own shares of Maxeon Solar and/or options to purchase shares of Maxeon Solar, which could create, or appear to create, potential conflicts of interest when our directors and executive officers are faced with decisions that could have different implications for SunPower and Maxeon Solar. It is possible that some of our directors might also be directors of Maxeon Solar. following the Spin-Off. This may create, or appear to create, potential conflicts of interest if these directors are faced with decisions that could have different implications for Maxeon Solar than the decisions have for SunPower.

Our historical financial statements do not reflect the effects of the Spin-Off.

Our historical financial information for periods prior to the completion of the Spin-Off are not necessarily indicative of what our results of operations, financial position and cash flows will be in the future if the Spin-Off is completed and, for periods prior to the Spin-Off, do not reflect many significant changes in our capital structure, funding and operations that will result from the Spin-Off.

Our historical consolidated financial information and our unaudited condensed consolidated pro forma consolidated financial information giving effect to the Spin-Off are not representative of our future financial position, future results of operations or future cash flows nor do they reflect what our financial position, results of operations or cash flows would have been as a stand-alone company during the periods presented.

Following the Spin-Off, we will report the historical consolidated results of operations of our international SunPower Technologies business unit as discontinued operations in accordance with generally accepted accounting principles in the United States. This presentation is not permitted until the closing date of the Spin-Off. Because our historical consolidated financial statements include the results of our international SunPower Technologies business unit, they are not representative of our future financial position, results of operations or cash flows.

Our unaudited condensed consolidated pro forma consolidated financial information included in this prospectus supplement includes adjustments to reflect the Spin-Off. The pro forma adjustments are based upon available information and assumptions that we believe are reasonable; however, our assumptions may not prove to be accurate. In addition, our unaudited condensed pro forma condensed consolidated financial statements do not give effect to ongoing additional costs that we expect to incur in connection with being a stand-alone company. The unaudited condensed consolidated pro forma consolidated statements of income also do not give effect to certain initial separation costs. These costs could be material. Accordingly, our unaudited condensed pro forma condensed consolidated financial statements are not representative of our future financial position, results of operations or cash flows nor do they necessarily reflect what our financial position, results of operations or cash flows would have been as a stand-alone company during the periods presented.

USE OF PROCEEDS

We estimate that the net proceeds from this offering, after deducting estimated expenses payable by us and the underwriters’ discount, will be approximately $147.2 million (or approximately $169.6 million if the underwriters exercise their option to purchase additional shares in full). We intend to use the net proceeds from this offering for general corporate purposes, which may include partially funding the repayment of our 2021 Debentures.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of September 29, 2019:

•	on an actual basis; and

•

on an as adjusted basis to give effect to the receipt of the estimated net proceeds of approximately $147.2 million from the sale of the common stock in this offering, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this table in conjunction with “Use of Proceeds” in this prospectus supplement, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited annual consolidated financial statements and related notes and other financial information incorporated by reference to our annual report on Form 10-K for the fiscal year ended December 30, 2018 and our quarterly reports on Form 10-Q for the quarters ended March 31, 2019, June 30, 2019 and September 29, 2019.

	As of September 29, 2019
	Actual	As Adjusted
	(unaudited) (in thousands)
Cash, cash equivalents, restricted cash and restricted cash equivalents, current portion	$199,080	$346,298

Debt:
Short-term debt	$80,297	$80,297
Long-term debt	48,460	48,460
Convertible debt	819,783	819,783

Total debt	948,540	948,540
Stockholders’ deficit:
Common stock $0.001 par value, 367,500 shares authorized, actual and adjusted; 154,192 shares issued, actual; 142,579 shares outstanding, actual; 176,192 shares issued, as adjusted; 164,579 shares outstanding, as adjusted(1)	143	165
Additional paid-in capital	2,483,815	2,631,011
Accumulated deficit	(2,455,119)	(2,455,119)
Accumulated other comprehensive loss	(3,791)	(3,791)
Treasury stock, at cost: 11,613 shares of common stock, actual and as adjusted	(191,725)	(191,725)

Total stockholders’ deficit	(166,677)	(19,459)
Noncontrolling interests in subsidiaries	6,421	6,421

Total capitalization	$788,284	$935,502

(1)

The number of issued and outstanding shares, actual and as adjusted, excludes (i) 9,494,674 shares issuable upon the vesting of restricted stock, restricted stock units and performance stock units reserved for issuance under our equity incentive plans as of September 29, 2019; (ii) 12,190,727 additional shares reserved for issuance under our equity incentive plans; and (iii) 22,124,480 shares issuable upon conversion of the 2021 Debentures and the 2023 Debentures.

DIVIDEND HISTORY

We have never declared or paid any cash dividends on our common stock, and we do not currently intend to pay any cash dividends on our common stock in the foreseeable future. Certain of our debt agreements place restrictions on us and our subsidiaries’ ability to pay cash dividends.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

On November 11, 2019, we announced the planned Spin-Off of Maxeon Solar into a separate, publicly traded company. Following the Separation, all outstanding ordinary shares of Maxeon Solar will be distributed on a pro rata basis to SunPower’s stockholders in the Distribution. We currently anticipate that the Separation and Distribution of Maxeon Solar will be accomplished through a U.S. tax-free spinoff for our stockholders that is targeted to occur in the second quarter of 2020. Upon completion of the Spin-Off, we expect to retain and continue holding the manufacturing operations of our SunPower Technologies business unit in the United States and worldwide power plant project developments. We are conducting this offering (the “Financing”) in contemplation of the Spin-Off, and in preparation for SunPower to operate as a standalone business. The Spin-Off is also intended to facilitate a proposed investment by TZS into Maxeon Solar that will, in the aggregate, represent approximately 28.848% of the outstanding ordinary shares of Maxeon Solar on a fully diluted basis after the Spin-Off. See “Prospectus Supplement Summary—Recent Developments—Contemplated Spin-Off Transactions” for a further description of the Spin-Off.

We are providing the following unaudited pro forma condensed consolidated financial information to aid you in your analysis of the financial aspects of the planned Spin-Off and the Financing. The unaudited pro forma condensed consolidated financial information should be read in conjunction with the accompanying notes included herein. The unaudited pro forma condensed consolidated financial information is presented as follows:

•	the unaudited pro forma condensed consolidated balance sheet as of September 29, 2019 is presented as if the Spin-Off and the Financing occurred on that date; and

•

the unaudited pro forma condensed consolidated statements of operations for the nine months ended September 29, 2019 and for the year ended December 30, 2018 are presented as if the Spin-Off and the Financing had occurred on January 1, 2018.

The unaudited pro forma condensed consolidated financial information was derived from and should be read in conjunction with the following historical financial statements and the accompanying notes prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”), which are incorporated by reference in this prospectus supplement:

•

the historical unaudited condensed consolidated financial statements of SunPower as of and for the nine months ended September 29, 2019 contained in our Quarterly Report on Form 10-Q for the quarterly period ended September 29, 2019; and

•

the historical audited consolidated financial statements of SunPower as of and for the year ended December 30, 2018 contained in our Annual Report on Form 10-K for the fiscal year ended December 30, 2018.

The historical financial information has been adjusted to give pro forma effect to events that are (i) related and/or directly attributable to the Spin-Off and the Financing, (ii) factually supportable, and (iii) with respect to the pro forma statement of operations, are expected to have a continuing impact on the consolidated results. The unaudited pro forma condensed consolidated financial information is prepared in accordance with Article 11 of Regulation S-X for illustrative purposes only and is based upon currently available information and preliminary estimates and assumptions that SunPower believes to be reasonable under the circumstances. The unaudited pro forma condensed consolidated financial information does not purport to represent what our results of operations or financial position or the results of operations or financial position of Maxeon Solar would have been had the Spin-Off and the Financing occurred on the dates indicated nor do they purport to project the results of operations or financial position for any future period or as of any future date. The unaudited pro forma condensed consolidated financial information does not give effect to the potential impact of current financial conditions or any anticipated operating efficiencies or cost savings that may result from the Spin-Off and the Financing described above.

In connection with the Spin-Off, SunPower and Maxeon Solar anticipate entering into the Transition Services Agreement in which SunPower will provide certain corporate and administrative services to Maxeon Solar. No pro forma adjustments have been made to the unaudited pro forma condensed consolidated financial statements for the anticipated Transition Services Agreement as the terms are not objectively determinable as of the date of this prospectus supplement and remain subject to change.

The unaudited pro forma condensed consolidated financial information is subject to change based on the finalization of the terms of the Spin-Off and related agreements. If the actual facts are different than these assumptions, then the unaudited pro forma condensed consolidated financial information will be different and those changes could be material.

Unaudited Pro Forma Condensed Consolidated Balance Sheet

As of September 29, 2019

(in thousands, except per share amounts)

	(a) SunPower Historical	(b) Pro Forma Adjustments (Maxeon Separation)	Pro Forma Adjustments (Spin-Off)		Pro Forma Adjustments (Financing)		Pro Forma SunPower
Assets
Current Assets:
Cash and cash equivalents	$188,983	$(62,717)	$100,000	c	$176,700	l	$—
	—	—	(55,818)	d	(1,700)	m	—
	—	—	25,000	d	—		—
	—	—	12,717	e	—		383,165
Restricted cash and cash equivalents, current portion	10,097	(8,019)	—		—		2,078
Restricted short-term marketable securities	6,033	(6,033)	—		—		—
Accounts receivable, net	205,667	(140,696)	—		—		64,971
Contract assets	78,868	(3)	—		—		78,865
Inventories	388,508	(209,542)	1,226	f	—		180,192
Advances to suppliers, current portion	75,366	(75,366)	—		—		—
Project assets – plant and land, current portion	20,260	—	—		—		20,260
Prepaid expenses and other current assets	132,643	(28,357)	—		—		104,286

Total current assets	1,106,425	(530,733)	83,125		175,000		833,817
Restricted cash and cash equivalents, net of current portion	11,655	(2,317)	—		—		9,338
Property, plant and equipment, net	335,375	(289,512)	14,255	f	—		60,118
Operating lease right-of-use assets	46,283	(19,166)	8,346	g	—		35,463
Solar power systems leased and to be leased, net	55,444	—	—		—		55,444
Advances to suppliers, net of current portion	62,914	(62,914)	—		—		—
Other intangible assets, net	9,504	(6,702)	6,527	h	—		9,329
Other long-term assets	262,072	(58,898)	—		—		203,174

Total assets	$1,889,672	$(970,242)	$112,253		$175,000		$1,206,683

Liabilities and Equity
Current liabilities:
Accounts payable	$440,267	$(295,302)	$(1,732)	d	$—		$143,233
Accrued liabilities	194,367	(92,312)	(4,540)	d	—		—
	—	—	30,000	i	—		—
	—	—	2,456	j	—		129,971
Operating lease liabilities, current portion	8,644	(2,147)	238	g	—		6,735
Contract liabilities, current portion	118,644	(38,976)	—		—		79,668
Short-term debt	80,297	(61,386)	—		—		18,911

Total current liabilities	842,219	(490,123)	26,422		—		378,518

Long-term debt	48,460	(1,614)	—		—		46,846
Convertible debt, net of current portion	819,783	—	—		—		819,783
Operating lease liabilities, net of current portion	44,807	(18,707)	8,997	g	—		35,097
Contract liabilities, net of current portion	67,930	(35,369)	—		—		32,561
Other long-term liabilities	226,729	(84,364)	—		—		142,365

Total liabilities	2,049,928	(630,177)	35,419		—		1,455,170

Commitments and contingencies
Equity:
Common stock	143	—	—		22	l	165
Additional paid-in-capital	2,483,815	—	100,000	c	176,678	l	—
	—	—	25,000	d	(1,700)	m	—
	—	—	12,717	e	—		—
	—	—	15,481	f	—		—
	—	—	(889)	g	—		—
	—	—	6,527	h	—		—
	—	—	(30,000)	i	—		—
	—	—	(2,456)	j	—		—
	—	—	(335,928)	k	—		2,449,245
Accumulated deficit	(2,455,119)	—	(49,546)	d	—		(2,504,665)
Accumulated other comprehensive loss	(3,791)	—	—		—		(3,791)
Treasury stock	(191,725)	—	—		—		(191,725)
Net parent investment	—	(335,928)	335,928	k	—		—

Total stockholders’ (deficit) equity	(166,677)	(335,928)	76,834		175,000		(250,771)
Noncontrolling interest in subsidiaries	6,421	(4,137)	—		—		2,284

Total equity (deficit)	(160,256)	(340,065)	76,834		175,000		(248,487)

Total liabilities and equity	$1,889,672	$(970,242)	$112,253		$175,000		$1,206,683

Unaudited Pro Forma Condensed Consolidated Statement of Operations

For the Nine Months Ended September 29, 2019

(in thousands, except per share amounts)

	(a) SunPower Historical	(b) Pro Forma Adjustments (Maxeon Separation)	Pro Forma Adjustments (Spin-Off)		Pro Forma Adjustments (Financing)		Pro Forma SunPower
Revenue:
Solar power systems, components, and other	$1,235,479	$(831,263)	$286,842	c	$—		$691,058
Residential leasing	9,083	—	—		—		9,083
Solar services	15,902	—	—		—		15,902

	1,260,464	(831,263)	286,842		—		716,043
Cost of revenue:
Solar power systems, components, and other	1,217,440	(865,431)	286,842	c	—		—
	—	—	456	d	—		—
	—	—	5,340	e	—		644,647
Residential leasing	5,939	—	—		—		5,939
Solar services	6,319	—	—		—		6,319

	1,229,698	(865,431)	292,638		—		656,905

Gross profit (loss)	30,766	34,168	(5,796)		—		59,138
Operating expenses:
Research and development	49,253	(25,533)	2,774	d	—		26,494
Sales, general, and administrative	189,569	(71,266)	1,936	d	—		—
	—	—	572	f	—		—
	—	—	17,530	g	—		—
	—	—	(10,290)	h	—		128,051
Restructuring charges	6,071	555	—		—		6,626
Loss on sale and impairment of residential lease assets	28,283	—	—		—		28,283
Gain on business divestiture	(143,400)	—	—		—		(143,400)

Total operating expenses	129,776	(96,244)	12,522		—		46,054

Operating income (loss)	(99,010)	130,412	(18,318)		—		13,084
Other income (expenses), net:
Interest income	2,443	(259)	—		—		2,184
Interest expense	(43,864)	17,998	(12,750)	i	—
	—	—	(1,955)	j	—		(40,571)
Other net	146,025	(1,329)	—		—		144,696

Other income (expense), net	104,604	16,410	(14,705)		—		106,309

Income before income taxes and earnings of unconsolidated investees	5,594	146,822	(33,023)		—		119,393
Benefit from (provision for) income taxes	(17,243)	7,753	—	k	—		(9,490)
Equity in earnings (losses) of unconsolidated investees	(2,050)	1,334	—		—		(716)

Net income (loss)	(13,699)	155,909	(33,023)		—		109,187
Net loss attributable to noncontrolling interests and redeemable noncontrolling interests	30,417	3,057	—		—		33,474

Net income attributable to stockholders	$16,718	$158,966	$(33,023)		$—		$142,661

Net income per share attributable to stockholders:
Basic	$0.12						$0.87	l

Diluted	$0.12						$0.86	l

Weighted average shares:
Basic	142,248				22,000	l	164,248	l

Diluted	144,736				22,000	l	166,736	l

Unaudited Pro Forma Condensed Consolidated Statement of Operations

For the Year Ended December 30, 2018

(in thousands, except per share amounts)

	(a) SunPower Historical	(b) Pro Forma Adjustments (Maxeon Separation)	Pro Forma Adjustments (Spin-Off)		Pro Forma Adjustments (Financing)		Pro Forma SunPower
Revenue:
Solar power systems, components, and other	$1,453,876	$(912,313)	$388,539	c	$—		$930,102
Residential leasing	272,209	—	—		—		272,209
Solar services	—	—	—		—		—

	1,726,085	(912,313)	388,539		—		1,202,311
Cost of revenue:
Solar power systems, components, and other	1,843,150	(1,007,474)	388,539	c	—		—
	—	—	1,254	d	—		—
	—	—	7,120	e	—		—
	—	—	(354,768)	f	—		—
	—	—	1,186	g	—		879,007
Impairment of manufacturing assets	—	(354,768)	354,768	f	—		—
Residential leasing	180,016	—	—		—		180,016
Solar services	—	—	—		—		—

	2,023,166	(1,362,242)	398,099		—		1,059,023

Gross profit (loss)	(297,081)	449,929	(9,560)		—		143,288
Operating expenses:
Research and development	81,705	(50,031)	5,080	d	—		—
	—	—	12,486	g	—		49,240
Sales, general, and administrative	260,111	(82,041)	3,097	d	—		—
	—	—	10	g	—		—
	—	—	426	h	—		—
	—	—	29,104	i	—		210,707
Restructuring charges	17,497	(7,766)	—		—		9,731
Loss on sale and impairment of residential lease assets	251,984	—	—		—		251,984
Gain on business divestiture	(59,347)	—	—		—		(59,347)

Total operating expenses	551,950	(139,838)	50,203		—		462,315

Operating loss	(849,031)	589,767	(59,763)		—		(319,027)
Other income (expenses), net:
Interest income	3,057	(708)	—		—		2,349
Interest expense	(108,011)	25,889	(17,000)	j	—		—
	—	—	(6,656)	k	—		(105,778)
Other net	55,314	(12,761)	—		—		42,553

Other income (expense), net	(49,640)	12,420	(23,656)		—		(60,876)

Loss before income taxes and losses of unconsolidated investees	(898,671)	602,187	(83,419)		—		(379,903)
Benefit from (provision for) income taxes	(1,010)	(1,050)	—	l	—		(2,060)
Equity in earnings (losses) of unconsolidated investees	(17,815)	2,943	—		—		(14,872)

Net loss	(917,496)	604,080	(83,419)		—		(396,835)
Net loss attributable to noncontrolling interests and redeemable noncontrolling interests	106,405	(266)	—		—		106,139

Net loss attributable to stockholders	$(811,091)	$603,814	$(83,419)		$—		$(290,696)

Net loss per share attributable to stockholders:
Basic	$(5.76)						$(1.79)	m

Diluted	$(5.76)						$(1.79)	m

Weighted average shares:
Basic	140,825				22,000	m	162,825	m

Diluted	140,825				22,000	m	162,825	m

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

1. Basis of Presentation

The unaudited pro forma condensed consolidated financial information present SunPower’s pro forma financial position and results of operations after giving effect to the Spin-Off and the Financing. The pro forma adjustments have been prepared as if the Spin-Off and the Financing had been consummated on September 29, 2019 with respect to the unaudited pro forma condensed consolidated balance sheet, and on January 1, 2018, the beginning of the earliest period presented with respect to the unaudited pro forma condensed consolidated statements of operations.

The Spin-Off, which management has deemed probable of occurring, is expected to be accomplished through a pro rata distribution to the holders of SunPower’s common stock and will result in SunPower continuing as an independent, publicly traded company.

The unaudited pro forma condensed consolidated financial information has been prepared in accordance with U.S. GAAP. The unaudited pro forma condensed consolidated financial information for the nine months ended September 29, 2019 and year ended December 30, 2018 include corporate overhead costs of approximately $17.5 million and $29.1 million, respectively, and interest expense of approximately $14.7 million and $23.7 million, respectively, previously allocated to the historical combined statement of operations of Maxeon Solar that do not meet the definition of expenses related to discontinued operations in accordance with Financial Accounting Standards Board Accounting Standards Codification 205, “Presentation of Financial Statements” (“ASC 205”). A significant portion of these corporate overhead costs relate to executive management, finance, legal, information technology, and other shared services functions and are reflected in SunPower’s pro forma income (loss) from continuing operations. The interest expense is associated with interest bearing liabilities that will remain primary obligations of SunPower subsequent to the Spin-Off and are also reflected in SunPower’s pro forma income (loss) from continuing operations. The unaudited pro forma condensed consolidated financial information also include adjustments related to assets and liabilities included in the historical combined balance sheet of Maxeon Solar as of September 29, 2019 that will remain with SunPower after the Spin-Off in order to reflect the anticipated continuing operations of SunPower.

The pro forma adjustments represent management’s estimates based on information available as of the date of this prospectus supplement and are subject to change as additional information becomes available and additional analyses are performed. Management considers this basis of presentation to be reasonable under the circumstances.

One-time direct and incremental transaction costs anticipated to be incurred prior to, or concurrent with, the Spin-Off are reflected in the unaudited pro forma condensed consolidated balance sheet as a direct reduction to the consolidated entity’s accumulated deficit and are assumed to be cash settled. One-time direct and incremental transaction costs anticipated to be incurred prior to, or concurrent with, the Financing are reflected in the unaudited pro forma condensed consolidated balance sheet as a direct reduction to the consolidated entity’s additional paid-in capital (“APIC”) and are assumed to be cash settled.

2. Adjustments and Assumptions to the Unaudited Pro Forma Condensed Consolidated Balance Sheet as of September 29, 2019

The unaudited pro forma condensed consolidated balance sheet as of September 29, 2019 reflects the following adjustments:

(a)	Represents SunPower’s historical unaudited consolidated balance sheet as of September 29, 2019.

(b)	Represents SunPower’s current best estimate of the historical combined balance sheet of Maxeon Solar as of September 29, 2019.

(c)

Immediately following the Separation and Distribution, TZS will contribute $298.0 million in cash to Maxeon Solar in exchange for a number of ordinary shares of Maxeon Solar such that, immediately following such issuance, TZS will own 28.848% of the total dilutive outstanding ordinary shares of Maxeon Solar. Subsequent to the Investment by TZS, Maxeon Solar will distribute $100.0 million in cash to SunPower. The cash and cash equivalents reflected in the Pro Forma Adjustments (Maxeon Solar) column does not give effect to the incremental cash that will be retained by Maxeon Solar following the Investment. Similarly, amounts reflected as the short-term and debt long-term debt items in the Pro Forma Adjustments (Maxeon Solar) column do not give effect to total borrowings of up to $325.0 million expected to be incurred by Maxeon Solar in connection with the Spin-Off.

(d)

Represents a cash disbursement by SunPower to settle the remaining unpaid direct and incremental transaction costs of $55.8 million previously incurred or anticipated to be incurred prior to, or concurrent with, the Spin-Off, of which $25.0 million is subject to be reimbursed through a cash distribution from Maxeon Solar to SunPower. As of September 29, 2019, SunPower had accrued direct and incremental transaction costs incurred of $6.3 million.

(e)	Represents an adjustment to add back cash on hand held by Maxeon Solar in excess of $50.0 million that will be retained by SunPower after the Spin-Off in accordance with the Investment Agreement.

(f)

Represents an adjustment to add back inventories and fixed assets held by legal entities included in the historical combined balance sheet of Maxeon Solar that will remain with SunPower after the Spin-Off.

(g)

Represents adjustments to add back operating lease right-of-use assets and liabilities related to legal entities included in the historical combined balance sheet of Maxeon Solar that will remain with SunPower after the Spin-Off.

(h)

Represents an adjustment to add back intellectual property intangible assets held by legal entities included in the historical combined balance sheet of Maxeon Solar that will remain with SunPower and be licensed to Maxeon Solar after the Spin-Off.

(i)

Represents an adjustment to add back a liability retained by SunPower for the noncancellable annual installment payment due in 2019 related to the acquisition of the AUO SunPower Sdn. Bhd. corporate joint venture during 2016. The amount due in 2019 was paid by SunPower on behalf of Maxeon Solar on the first day of the fourth quarter of fiscal 2019.

(j)

Represents an adjustment to add back contingent liabilities incurred prior to the Spin-Off for legal claims and litigation involving the historical Maxeon Solar business that will be retained by SunPower after the Spin-Off.

(k)	Represents an adjustment to eliminate net parent investment and effect SunPower’s distribution of Maxeon Solar in the Spin-Off.

(l)

Represents the assumed $182.6 million in gross cash proceeds in exchange for the expected issuance of 22,000,000 new shares of SunPower common stock in this offering (assuming the underwriters do not exercise their option to purchase additional shares from us) based on the last reported sale price of SunPower common stock on The NASDAQ Global Select Market of $8.30 per share on November 15, 2019 after deducting the estimated underwriting discounts and commissions related to the Financing of $5.9 million. An increase or decrease of $1.00 in the offering price of $8.30 per share would increase or decrease the net proceeds that we receive from this offering by approximately $21.3 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus supplement, remains the same and after deducting the estimated underwriting discounts and commissions payable by us.

(m)

Represents a cash disbursement by SunPower to settle the estimated offering expenses of $1.7 million anticipated to be incurred prior to, or concurrent with, the Financing. As of September 29, 2019, SunPower has not accrued any direct and incremental transaction costs related to the Financing.

3. Adjustments and Assumptions to the Unaudited Pro Forma Condensed Consolidated Statement of Operations for the Nine Months Ended September 29, 2019

The unaudited pro forma condensed consolidated statement of operations for the nine months ended September 29, 2019 reflects the following adjustments:

(a)	Represents SunPower’s historical unaudited consolidated statement of operations for the nine months ended September 29, 2019.

(b)	Represents SunPower’s current best estimate of the historical combined statement of operations of Maxeon Solar for the nine months ended September 29, 2019.

(c)

Represents an adjustment for the intersegment revenue and cost of revenue recognized between SunPower and Maxeon Solar to reflect the standalone SunPower business for the nine months ended September 29, 2019.

(d)

Represents an adjustment to add back depreciation expenses related to fixed assets held by legal entities included in the historical combined statement of operations of Maxeon Solar that will remain with SunPower after the Spin-Off.

(e)

Represents an adjustment to add back $5.3 million of amortization expense related to intellectual property intangible assets held by legal entities included in the historical combined statement of operations of Maxeon Solar that will remain with SunPower and be licensed to Maxeon Solar after the Spin-Off. No pro forma adjustments have been made to the unaudited pro forma condensed consolidated statement of operations for the anticipated licensing agreement as the terms have not been finalized and remain subject to change.

(f)

Represents an adjustment to add back rent expense for operating leases related to legal entities included in the historical combined statement of operations of Maxeon Solar that will remain with SunPower after the Spin-Off.

(g)	Represents an adjustment to add back corporate overhead costs allocated to Maxeon Solar that do not meet the definition of expenses related to discontinued operations.

(h)	Represents an adjustment to remove the incurred direct and incremental transaction costs of $10.3 million related to the Spin-Off recorded in SunPower’s historical statement of operations.

(i)

Represents an adjustment to add back interest expense allocated to Maxeon Solar associated with debt that will remain a primary obligation of SunPower subsequent to the Spin-Off. Amounts reflected in the Pro Forma Adjustments (Maxeon Separation) column do not give effect to up to $15.2 million of additional interest expense associated with total borrowings of up to $325.0 million expected to be incurred by Maxeon Solar in connection with the Spin-Off.

(j)

Represents an adjustment to add back the non-cash accretion charge recognized by Maxeon Solar for the noncancellable annual installment payment due in 2019 related to the acquisition of the AUO SunPower Sdn. Bhd. corporate joint venture during 2016.

(k)

Income tax effects expected to remain with SunPower subsequent to the planned Spin-Off primarily relate to profits in foreign and state jurisdictions that are not included in the historical combined financial statements of Maxeon Solar. Income tax effects associated with the historical combined financial statements of Maxeon Solar are not expected to remain with SunPower subsequent to the planned Spin-Off. Accordingly, after consideration of the pro forma adjustments for the Maxeon Separation, no other pro forma adjustments are necessary to reflect the income taxes attributable to the anticipated continuing operations of SunPower.

(l)

Represents the pro forma basic and diluted earnings per share as a result of the pro forma adjustments for the nine months ended September 29, 2019. Pro forma basic and diluted earnings per share is calculated by dividing pro forma net income attributable to SunPower common stockholders by the historical basic and dilutive weighted-average number of shares of SunPower common stock outstanding as adjusted to include the newly issued 22,000,000 shares of SunPower’s common stock being offered in connection with the Financing (assuming the underwriters do not exercise their option to purchase additional shares from us). The actual effect of the basic and diluted earnings per share subsequent to the Spin-Off will depend on various factors, including the employment of our personnel in one company or the other, the value of the equity awards, if any, at the time of distribution, and the fractional share upon the Spin-Off.

4. Adjustments and Assumptions to the Unaudited Pro Forma Condensed Consolidated Statement of Operations for the Year Ended December 30, 2018

The unaudited pro forma condensed consolidated statement of operations for the year ended December 30, 2018 reflects the following adjustments:

(a)	Represents SunPower’s historical audited statement of operations for the year ended December 30, 2018.

(b)	Represents SunPower’s current best estimate of the historical combined statement of operations of Maxeon Solar for the year ended December 30, 2018.

(c)	Represents an adjustment for the intersegment revenue and cost of revenue recognized between SunPower and Maxeon Solar to reflect the standalone SunPower business for the year ended December 30, 2018.

(d)

Represents an adjustment to add back depreciation expenses related to fixed assets held by legal entities included in the historical combined statement of operations of Maxeon Solar that will remain with SunPower after the Spin-Off.

(e)

Represents an adjustment to add back $7.1 million amortization expense related to intellectual property intangible assets held by legal entities included in the historical combined statement of operations of Maxeon Solar that will remain with SunPower and be licensed to Maxeon Solar after the Spin-Off. No pro forma adjustments have been made to the unaudited pro forma condensed consolidated statement of operations for the anticipated licensing agreement as the terms have not been finalized and remain subject to change.

(f)	Represents a reclassification adjustment to conform the historical financial statement presentation of Maxeon Solar to SunPower’s historical financial statement presentation.

(g)

Represents an adjustment to add back impairment charges recognized in SunPower’s historical consolidated statement of operations related to fixed assets held by legal entities included in the historical combined statement of operations of Maxeon Solar that will remain with SunPower after the Spin-Off.

(h)

Represents an adjustment to add back rent expense for operating leases related to legal entities included in the historical combined statement of operations of Maxeon Solar that will remain with SunPower after the Spin-Off.

(i)	Represents an adjustment to add back corporate overhead costs allocated to Maxeon Solar that do not meet the definition of expenses related to discontinued operations.

(j)

Represents an adjustment to add back interest expense allocated to Maxeon Solar associated with debt that will remain a primary obligation of SunPower subsequent to the Spin-Off. Amounts reflected in the Pro Forma Adjustments (Maxeon Separation) column do not give effect to up to $20.3 million of additional interest expense associated with total borrowings of up to $325.0 million expected to be incurred by Maxeon Solar in connection with the Spin-Off.

(k)

Represents an adjustment to add back the non-cash accretion charges recognized by Maxeon Solar for the noncancellable annual installment payment due in 2019 related to the acquisition of the AUO SunPower Sdn. Bhd. corporate joint venture during 2016.

(l)

Income tax effects expected to remain with SunPower subsequent to the planned Spin-Off primarily relate to profits in foreign and state jurisdictions that are not included in the historical combined financial statements of Maxeon Solar. Income tax effects associated with the historical combined financial statements of Maxeon Solar are not expected to remain with SunPower subsequent to the planned Spin-Off. Accordingly, after consideration of the pro forma adjustments for the Maxeon Separation, no other pro forma adjustments are necessary to reflect the income taxes attributable to the anticipated continuing operations of SunPower.

(m)

Represents the pro forma basic and diluted loss per share as a result of the pro forma adjustments for the year ended December 30, 2018. Pro forma basic and diluted loss per share is calculated by dividing pro forma net loss attributable to SunPower common stockholders by the historical basic and dilutive weighted-average number of shares of SunPower common stock outstanding as adjusted to include the newly issued 22,000,000 shares of SunPower’s common stock being offered in connection with the Financing (assuming the underwriters do not exercise their option to purchase additional shares from us). The actual effect of the basic and diluted earnings per share subsequent to the Spin-Off will depend on various factors, including the employment of our personnel in one company or the other, the value of the equity awards, if any, at the time of distribution, and the fractional share upon the Spin-Off.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following is a summary of certain material U.S. federal income tax consequences applicable to Non-U.S. Holders (as defined below) with respect to the ownership and disposition of shares of our common stock, but does not purport to be a complete analysis of all potential tax considerations related thereto and does not specifically address the tax consequences of the Spin-Off. This summary is based on current provisions of the Code, Treasury regulations promulgated thereunder, administrative rulings and judicial opinions, all of which are subject to change, possibly with retroactive effect. These authorities may be changed, possibly with retroactive effect, so as to result in U.S. federal income tax consequences different from those set forth below. We have not sought any ruling from the IRS with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions.

This summary is limited to Non-U.S. Holders who purchase our common stock issued pursuant to this offering and who hold shares of our common stock as capital assets within the meaning of Section 1221 of the Code (generally, for investment purposes).

This discussion does not address all aspects of U.S. federal income taxation that may be important to a particular Non-U.S. Holder in light of that Non-U.S. Holder’s individual circumstances, or any aspects of U.S. federal estate or gift tax laws, U.S. alternative minimum tax, the Medicare surtax on net investment income, the changes to Section 451 of the Code with respect to conforming the timing of income accruals to financial statements, or tax considerations arising under the laws of any non-U.S., state or local jurisdiction. This discussion also does not address tax considerations applicable to a Non-U.S. Holder subject to special treatment under the U.S. federal income tax laws, including without limitation:

•	banks, insurance companies or other financial institutions;

•	brokers or dealers in securities or currencies;

•	partnerships or other pass-through entities, or investors in partnerships or other pass-through entities holding shares of our common stock;

•	tax-exempt organizations or governmental organizations;

•	tax-qualified retirement plans;

•	persons who hold or receive our common stock pursuant to the exercise of any employee stock option or otherwise as compensation;

•	traders in securities that elect to use a mark-to-market method of tax accounting for their securities holdings;

•	U.S. expatriates and certain former citizens or long-term residents of the United States;

•	controlled foreign corporations, passive foreign investment companies, and corporations that accumulate earnings to avoid U.S. federal income tax;

•	qualified foreign pension funds as defined in Section 897(l)(2) of the Code and entities all of the interest which are held by qualified foreign pension funds;

•	persons deemed to sell our common stock under the constructive sale provisions of the Code; and

•	persons that will hold common stock as a position in a hedging transaction, “straddle,” “conversion” or other integrated or risk reduction transaction for tax purposes.

Accordingly, we urge prospective investors to consult with their own tax advisors regarding the U.S. federal, state, local and non-U.S. income and other tax considerations of acquiring, holding and disposing of shares of our common stock.

If a partnership (or entity classified as a partnership for U.S. federal income tax purposes) is a beneficial owner of our common stock, the tax treatment of a partner in the partnership (or member in such other entity) will generally depend upon the status of the partner and the activities of the partnership. Any partner in a partnership holding shares of our common stock should consult its own tax advisors.

PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX RULES, THE MEDICARE SURTAX ON NET INVESTMENT INCOME, THE U.S. ALTERNATIVE MINIMUM TAX RULES, OR UNDER THE LAWS OF ANY STATE, LOCAL, NON-U.S. OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

Definition of Non-U.S. Holder

In general, a “Non-U.S. Holder” is any beneficial owner of our common stock that is, for U.S. federal income tax purposes, neither a U.S. person nor an entity or arrangement classified as a partnership. A “U.S. person” is any of the following:

•	an individual citizen or resident of the United States;

•	a corporation created or organized in or under the laws of the United States any state thereof or the District of Columbia (or entity treated as such for U.S. federal income tax purposes);

•	an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•

a trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) it has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

Distributions on Our Common Stock

As described in the section titled “Dividend History,” we currently do not anticipate paying dividends on our common stock in the foreseeable future. If, however, we make cash or other property distributions on our common stock, other than certain pro rata distributions of common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current earnings and profits for that taxable year or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and will first be applied against and reduce a Non-U.S. Holder’s adjusted tax basis in our common stock, but not below zero. Any excess will be treated as gain realized on the sale or other disposition of our common stock and will be treated as described under the section titled “—Gain on Sale or Other Taxable Disposition of Our Common Stock” below.

Dividends on our common stock generally will be subject to United States withholding tax at a gross rate of 30%, subject to any exemption or lower rate specified by an applicable income tax treaty, except to the extent that the dividends are “effectively connected dividends,” as described below. We may withhold up to 30% of the gross amount of the entire distribution even if greater than the amount constituting a dividend, as described above, to the extent provided for in the Treasury regulations. If tax is withheld on the amount of a distribution in excess of the amount constituting a dividend, then a refund of any such excess amounts may be obtained if a claim for refund is timely filed with the IRS.

If a Non-U.S. Holder holds our common stock in connection with the conduct of a trade or business in the United States, and dividends paid on our common stock are effectively connected with such Non-U.S. Holder’s U.S. trade or business (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base maintained by the Non-U.S. Holder in the United States), the Non-U.S. Holder will be exempt from the aforementioned U.S. federal withholding tax. To claim the exemption, the Non-U.S. Holder must furnish to us or the applicable withholding agent a properly executed IRS Form W-8ECI (or applicable successor form).

Such effectively connected dividends generally will be subject to U.S. federal income tax on a net income basis at the regular graduated U.S. federal income tax rates in the same manner as if such Non-U.S. Holder were a resident of the United States. A Non-U.S. Holder that is a non-U.S. corporation also may be subject to an additional branch profits tax equal to 30% (or such lower rate specified by an applicable income tax treaty) of a portion of its effectively connected earnings and profits for the taxable year. Non-U.S. Holders should consult any applicable income tax treaties that may provide for different rules.

A Non-U.S. Holder that claims a reduction or exemption from withholding because of an applicable income tax treaty generally will be required to satisfy applicable certification (generally, IRS Form W-8BEN or W-8BEN-E, as applicable) and other requirements prior to the distribution date. Non-U.S. Holders that do not timely provide us or our paying agent with the required certification may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders that hold our common stock through a financial institution or other agent acting on their behalf will be required to provide appropriate documentation to the agent, who then will be required to provide certification to us or our paying agent, either directly or through other intermediaries. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty or applicability of other exemptions from withholding. A Non-U.S. Holder that is eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS.

Gain on Sale or Other Taxable Disposition of Our Common Stock

A Non-U.S. Holder generally will not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of our common stock unless:

•

the gain is effectively connected with a trade or business carried on by the Non-U.S. Holder in the United States and, if required by an applicable income tax treaty, the gain is attributable to a permanent establishment or fixed base of the Non-U.S. Holder maintained in the United States;

•	the Non-U.S. Holder is an individual present in the United States for 183 days or more in the taxable year of disposition and certain other requirements are met; or

•

we are or have been a U.S. real property holding corporation (“USRPHC”), for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the disposition and the Non-U.S. Holder’s holding period for our common stock.

Gain described in the first bullet point above will be subject to U.S. federal income tax on a net income basis at regular graduated U.S. federal income tax rates generally in the same manner as if such Non-U.S. Holder were a resident of the United States. A Non-U.S. Holder that is a non-U.S. corporation also may be subject to an additional branch profits tax equal to 30% (or such lower rate specified by an applicable income tax treaty) of a portion of its effectively connected earnings and profits for the taxable year. Non-U.S. Holders should consult any applicable income tax treaties that may provide for different rules.

Gain described in the second bullet point above will be subject to U.S. federal income tax at a flat 30% rate (or such lower rate specified by an applicable income tax treaty) but may be offset by U.S. source capital losses (even though the individual is not considered a resident of the United States), provided that the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses. Non-U.S. Holders should consult any applicable income tax treaties that may provide for different rules.

With respect to the third bullet above, in general, we would be a USRPHC if our ‘‘U.S. real property interests’’ comprised at least 50% of the sum of the fair market value of our worldwide real property interests plus our other assets used or held in our trade or business. We believe that we are not currently and (based upon our projections as to our business) will not become a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property interests relative to the fair market value of our non-U.S. real property interests and our other business assets, there can be no assurance that we will not become a USRPHC in the future. If a Non-U.S. Holder holds or held (at any time during the applicable period described above) more than 5% of our common stock and if we were a USRPHC at any time during the applicable period, such Non-U.S. Holder generally will be subject to U.S. federal income tax on the net gain derived from a taxable disposition at the income tax rates generally applicable to a U.S. person. Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition by a non-U.S. holder of our common stock will not be subject to U.S. federal income tax if our common stock is ‘‘regularly traded’’ (within the meaning of applicable Treasury regulations) on an established securities market, and such non-U.S. holder owned, actually or constructively, five percent or less of our common stock at any time during the applicable period described above.

Backup Withholding and Information Reporting

Generally, we must report annually to the IRS and to each Non-U.S. Holder the amount of dividends paid to, and the tax withheld with respect to, each Non-U.S. Holder. Backup withholding, currently at a 24% rate, generally will not apply to distributions to a Non-U.S. Holder of our common stock provided the Non-U.S. Holder furnishes to us or our paying agent the required certification as to its non-U.S. status such as by providing a valid IRS Form W-8BEN or W-8BEN-E (as applicable) or IRS Form W-8ECI (or other applicable form), or otherwise establish an exemption. Notwithstanding the foregoing, backup withholding may apply if either we or our paying agent has actual knowledge, or reason to know, that the holder is a U.S. person that is not an exempt recipient. Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to tax authorities in your country of residence, establishment, or organization.

Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale of our common stock within the United States or conducted through certain United States-related financial intermediaries, unless the beneficial owner furnishes to us or our paying agent the required certification as to its non-U.S. status such as by providing a valid IRS Form W-8BEN or W-8BEN-E (as applicable) or IRS Form W-8ECI (or other applicable form) (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person as defined under the Code), or such owner otherwise establishes an exemption. Proceeds of a disposition of our common stock conducted through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding or information reporting.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

FATCA

Pursuant to the Foreign Account Tax Compliance Act (“FATCA”), foreign financial institutions (which term includes most foreign hedge funds, private equity funds, mutual funds, securitization vehicles and other investment vehicles) and certain other foreign entities must comply with certain information reporting rules with respect to their U.S. account holders and investors or be subject to a withholding tax on U.S.-source payments made to them (whether received as a beneficial owner or as an intermediary for another party). More specifically, a foreign financial institution or such other foreign entity that does not comply with the FATCA reporting requirements will generally be subject to a 30% withholding tax with respect to any “withholdable payments.” For this purpose, withholdable payments generally include U.S.-source payments otherwise subject to nonresident withholding tax (e.g., U.S.-source dividends) and also include the entire gross proceeds from the sale of any equity or debt instruments of U.S. issuers, even if the payment would otherwise not be subject to U.S.

nonresident withholding tax (e.g., because it is capital gain). However, the IRS recently issued proposed Treasury regulations that eliminate withholding on payments of gross proceeds (but not on payments of dividends). Pursuant to the preamble to the proposed Treasury regulations, we and any applicable withholding agent may (but are not required to) rely on this proposed change to FATCA withholding until final Treasury regulations are issued or until such proposed Treasury regulations are rescinded.

Under certain circumstances, a Non-U.S. Holder might be eligible for refunds or credits of such taxes. Non-U.S. Holders are urged to consult with their own tax advisors regarding the effect, if any, of the FATCA provisions to them based on their particular circumstances.

UNDERWRITING

We will enter into an underwriting agreement with the underwriters named below with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman Sachs & Co. LLC and BofA Securities, Inc. are the representatives of the underwriters.

Underwriters	Number of Shares
Goldman Sachs & Co. LLC	13,200,000
BofA Securities, Inc.	8,030,000
Robert W. Baird & Co. Incorporated	770,000

Total	22,000,000

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

The underwriters have an option to buy up to 3,300,000 additional shares of our common stock from us to cover sales by the underwriters of a greater number of shares than the total number set forth in the table above. They may exercise this option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to 3,300,000 additional shares of our common stock.

Paid by SunPower

	No Exercise	Full Exercise
Per Share	$0.231	$0.231
Total	$5,082,000	$5,844,300

Shares sold by the underwriters to the public will initially be offered at the public offering price set forth on the cover of this prospectus supplement. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $0.1386 per share from the public offering price. After the offering of the shares, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

We and our directors, executive officers and Total have agreed with the underwriters that for a period of 60 days after the date of this prospectus supplement, in each case, subject to specified exceptions, that neither we nor they will offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, except with the prior written consent of the representatives. The lock-up restrictions are subject to certain exceptions, including transfers of shares of our common stock (i) as a bona fide gift, (ii) to a trust for the benefit of the holder or his or her immediate family, (iii) by will or other testamentary document or intestate succession, or by operation of law, (iv) to a family member, (v) pursuant to a plan meeting the requirements of Rule 10b5-1(c)(1) under the Exchange Act, (vi) upon the exercise of a warrant or option to purchase, or settle any other equity award for, shares of our common stock, and (vii) to satisfy any payment or withholding obligations in connection with the exercise or settlement of any equity awards. The representatives, in their sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time.

An application has been made to quote the common stock on The NASDAQ Global Select Market under the symbol “SPWR.”

In connection with this offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on The NASDAQ Global Select Market, in the over-the-counter market or otherwise.

We estimate that our share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $1.7 million. The underwriters have agreed to reimburse us for certain expenses in connection with the offering in an amount not to exceed 9.9% of the total underwriting discounts and commissions.

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to us and to persons and entities with relationships with us, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively traded securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to our assets, securities and/or instruments (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with us. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

European Economic Area

In relation to each Member State of the European Economic Area (each a “Member State”), no shares have been offered or will be offered pursuant to the public in that Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Member State or, where appropriate, approved in another Member State and notified to the competent authority in that Member State, all in accordance with the Prospectus Regulation), except that offers of shares may be made to the public in that Member State at any time under the following exemptions under the Prospectus Regulation:

(a)	to any legal entity which is a qualified investor as defined under the Prospectus Regulation;

(b)

to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

(c)

in any other circumstances falling within Article 1(4) of the Prospectus Regulation, provided that no such offer of shares shall require the Issuer or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

Each person in a Member State who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with SunPower and the underwriters that it is a qualified investor within the meaning of the Prospectus Regulation.

In the case of any shares being offered to a financial intermediary as that term is used in Article 5(1) of the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer to the public other than their offer or resale in a Relevant Member State to qualified investors, in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

SunPower, the underwriters and their affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

The above selling restriction is in addition to any other selling restrictions set out below.

United Kingdom

Each underwriter has represented and agreed that:

(a)

it has not made or will not make an offer of shares of our common stock to the public in the United Kingdom within the meaning of section 102B of the Financial Services and Markets Act 2000 (as amended) (FSMA) except to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances which do not require the publication by us of a prospectus pursuant to the Prospectus Rules of the Financial Services Authority;

(b)

it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which section 21 of FSMA does not apply to us; and

(c)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the securities in, from or otherwise involving the United Kingdom.

Canada

The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption form, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus supplement (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Hong Kong

The shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong) (“Companies (Winding Up and Miscellaneous Provisions) Ordinance”) or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (“Securities and Futures Ordinance”), or (ii) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”)) under Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for 6 months after that corporation has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore (“Regulation 32”)

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for 6 months after that trust has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32.

Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended), or the FIEA. The securities may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.

Israel

The securities offered by this prospectus supplement and the accompanying prospectus have not been approved or disapproved by the Israeli Securities Authority (the “ISA”), nor have such securities been registered for sale in Israel. The ISA has not issued permits, approvals or licenses in connection with the offering or publishing this prospectus supplement and the accompanying prospectus; nor has it authenticated the details included herein, confirmed their reliability or completeness, or rendered an opinion as to the quality of the securities being offered. The ordinary shares will not be offered or sold, directly or indirectly, to the public in Israel, except that the underwriter may offer and sell such shares to Israeli investors who qualify, in accordance with the Israeli Securities Law as “qualified investors” (as defined in the First Appendix to the Israeli Securities Law) and completed and signed a questionnaire regarding such qualification and delivered it to the underwriter. Any resale in Israel, directly or indirectly, to the public of the securities offered by this prospectus supplement and the accompanying prospectus is subject to restrictions on transferability and must be effected only in compliance with the Israeli securities laws and regulations.

LEGAL MATTERS

The validity of the shares of common stock offered hereby and certain legal matters in connection with this offering will be passed upon for us by Jones Day. Certain legal matters will be passed upon for the underwriters by Latham  & Watkins LLP.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 30, 2018, and the effectiveness of our internal control over financial reporting as of December 30, 2018, as set forth in their reports, which are incorporated by reference in this prospectus supplement and elsewhere in the registration statement. Our financial statements are incorporated by reference in reliance on Ernst & Young LLP’s reports, given on their authority as experts in accounting and auditing.

PROSPECTUS

SunPower Corporation

Debt Securities

Common Stock

Preferred Stock

Warrants

We will provide specific terms about any offering and the specific terms of the securities offered thereby in supplements to this prospectus. You should read this prospectus and the applicable prospectus supplement carefully before you invest. This prospectus may not be used to sell securities unless accompanied by a prospectus supplement. Our common stock trades on the Nasdaq Global Select Market under the symbol “SPWR.”

Investing in our securities involves risks. Please consider carefully the specific factors set forth under the heading “Risk Factors” in our filings with the Securities and Exchange Commission and the applicable prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is September 19, 2019.

We have not authorized anyone to provide any information other than that contained or incorporated by reference in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are not offering these securities in any jurisdiction where the offer is not permitted. You should not assume that the information in this prospectus, any prospectus supplement or any document incorporated herein by reference is accurate as of any date other than the date on the front of the applicable document. Our business, financial condition, operating results and prospects may have changed since those dates.

i

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement filed by us with the Securities and Exchange Commission, or the SEC, utilizing a “shelf” registration process. Under this shelf process, we may, from time to time, sell any amount of securities described in this prospectus in one or more offerings. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering and the securities being offered. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any applicable prospectus supplement together with additional information described below under the headings “Where You Can Find More Information” and “Incorporation by Reference of Certain Documents.”

In this prospectus, except as otherwise indicated or as the context otherwise requires, “SunPower,” “we,” “our,” “us” and the “company” refer to SunPower Corporation, a Delaware corporation.

FORWARD-LOOKING STATEMENTS

This prospectus, any prospectus supplement and the information incorporated by reference in this prospectus and any prospectus supplement may include forward-looking statements, which are subject to the safe harbor provisions created by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that do not represent historical facts and the assumptions underlying such statements. We use words such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “potential,” “will,” “would,” “should,” and similar expressions to identify forward-looking statements. Forward-looking statements in this prospectus, any prospectus supplement and the information incorporated by reference in this prospectus and any prospectus supplement include, but are not limited to, our plans and expectations regarding future financial results, expected operating results, business strategies, the sufficiency of our cash and our liquidity, projected costs and cost reduction measures, development of new products and improvements to our existing products, the impact of recently adopted accounting pronouncements, our manufacturing capacity and manufacturing costs, the adequacy of our agreements with our suppliers, our ability to monetize utility projects, legislative actions and regulatory compliance, competitive positions, management’s plans and objectives for future operations, our ability to obtain financing, our ability to comply with debt covenants or cure any defaults, our ability to repay our obligations as they come due, our ability to continue as a going concern, our ability to complete certain divestiture or other announced transactions, trends in average selling prices, the success of our joint ventures and acquisitions, expected capital expenditures, warranty matters, outcomes of litigation, our exposure to foreign exchange, interest and credit risk, general business and economic conditions in our markets, industry trends, the impact of changes in government incentives, expected restructuring charges, risks related to privacy and data security, and the likelihood of any impairment of project assets, long-lived assets, and investments. Such statements are based on current expectations and are subject to risks, uncertainties, and changes in condition, significance, value, and effect, including without limitation those discussed under the heading “Risk Factors” in the documents we file from time to time with the SEC, such as our most recent Annual Report on Form 10-K, our Quarterly Reports on Form 10-Q and our Current Reports on Form 8-K. Such risks, uncertainties, and changes in condition, significance, value, and effect could cause our actual results to differ materially from those expressed in this prospectus, any prospectus supplement and the information incorporated by reference in this prospectus and any prospectus supplement, and in ways not readily foreseeable. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof and are based on information currently and reasonably known to us. We do not undertake any obligation to release the results of any revisions to these forward-looking statements, which may be made to reflect events or circumstances that occur after the date hereof or to reflect the occurrence or effect of anticipated or unanticipated events.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational reporting requirements of the Securities Exchange Act of 1934, or the Exchange Act, and in accordance with these requirements file reports, proxy statements and other information with the SEC. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers, including the company, that file electronically with the SEC. The public can obtain any documents that we file electronically with the SEC at http://www.sec.gov.

We make available free of charge on or through our Internet site at http://www.sunpower.com our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, proxy statements, amendments to those reports and statements and other information filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. Any Internet addresses, including our own web site address, provided in this prospectus are for informational purposes only and are not intended to be hyperlinks. Accordingly, no information in any of these Internet addresses is included or incorporated herein.

INCORPORATION BY REFERENCE OF CERTAIN DOCUMENTS

We “incorporate by reference” into this prospectus the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus, and information in documents that we file later with the SEC will automatically update and supersede information contained in documents filed earlier with the SEC or contained in this prospectus. In other words, in the case of a conflict or inconsistency between information set forth in this prospectus and information incorporated by reference into this prospectus, you should rely on the information contained in this prospectus unless the information incorporated by reference was filed after the date of this prospectus. We incorporate by reference:

•	our Annual Report on Form 10-K for the fiscal year ended December 30, 2018;

•	our Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2019 and June 30, 2019;

•	our Current Reports on Form 8-K filed on January 8, 2019, March 1, 2019, March 28, 2019, May 1, 2019, May 21, 2019, June 27, 2019, July 3, 2019 and July 16, 2019;

•

portions of our definitive proxy statement on Schedule 14A filed on April 5, 2019 that are incorporated by reference into Part III of our Annual Report on Form 10-K for the fiscal year ended December 30, 2018; and

•

the description of our common stock contained in our registration statement on Form 8-A (File No. 001-34166) filed on November 16, 2011, and any amendment or report filed for the purpose of updating such description.

To the extent that any information contained in any Current Report on Form 8-K, or any exhibit thereto, was furnished to, rather than filed with, the SEC, such information or exhibit is specifically not incorporated by reference in this prospectus unless specifically stated otherwise.

We also incorporate by reference any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, until we sell all of the securities we are offering with this prospectus.

We will provide to you a copy of any or all of the above filings that have been incorporated by reference into this prospectus, excluding exhibits to those filings, upon your request, at no cost. Any request may be made by writing or calling us at the following address or telephone number:

SunPower Corporation

51 Rio Robles

San Jose, California 95134

Attn: Investor Relations

Telephone: (408) 240-5447

RISK FACTORS

Investing in our securities involves certain risks. You are urged to carefully read and consider the risk factors relating to an investment in our securities described in our annual, quarterly and current reports filed with the SEC under the Exchange Act which are incorporated by reference into this prospectus or the applicable prospectus supplement. Before making an investment decision, you should carefully consider these risks, as well as any other information that we include or incorporate by reference in this prospectus or any prospectus supplement. The prospectus supplement applicable to each type or series of securities we offer may contain a discussion of additional risks applicable to an investment in our securities and the particular type of securities we are offering under that prospectus supplement.

SUNPOWER CORPORATION

We are a leading global energy company dedicated to changing the way our world is powered. We deliver complete solar solutions to residential, commercial, and power plant customers worldwide by offering:

•	cutting-edge solar module technology and solar power systems that are designed to generate electricity over a system life typically exceeding 25 years;

•	integrated storage and software solutions that enable customers to effectively manage and optimize their Customer Cost of Energy™ energy usage and expenses;

•	installation, construction, and ongoing maintenance and monitoring services; and

•	financing solutions that provide customers with a variety of options for purchasing or leasing high efficiency solar products at competitive energy rates.

Our principal executive offices are located at 51 Rio Robles, San Jose, California 95134, and our telephone number is (408) 240-5500. We maintain a web site at http://www.sunpower.com. Except for documents filed with the SEC that are incorporated by reference into this prospectus, no information contained in, or that can be accessed through, our web site is to be considered as part of this prospectus.

USE OF PROCEEDS

Unless otherwise specified in a prospectus supplement, we intend to use the net proceeds from the sale of the securities offered by this prospectus and any accompanying prospectus supplement for general corporate purposes, which may include, without limitation, the repayment of indebtedness, working capital, capital expenditures and acquisitions. The specific allocation of the proceeds from a particular offering of securities will be described in the applicable prospectus supplement.

DESCRIPTION OF DEBT SECURITIES

This prospectus describes the general terms and provisions of our debt securities. When we offer to sell a particular series of debt securities, we will describe the specific terms of the series in a supplement to this prospectus. We will also indicate in the supplement whether the general terms and provisions described in this prospectus apply to a particular series of debt securities.

The debt securities will be issued under an indenture between us and a trustee to be named in a prospectus supplement. We have incorporated by reference the form of the indenture (referred to herein as the “indenture”), which is an exhibit to the registration statement of which this prospectus is a part. If we issue debt securities that are subordinated to other debt securities, they will be issued under an indenture identical to the indenture incorporated by reference as an exhibit, except that it will be executed by us and a trustee to be named at a later date. We have summarized select portions of the indenture below. The summary is not complete, and is qualified in its entirety by reference to the indenture. You should read the indenture for provisions that may be important to you. Capitalized terms used in the summary have the meaning specified in the indenture.

General

Unless otherwise specified in a supplement to this prospectus, the debt securities will be our senior, direct, unsecured obligations and, as such, will rank pari passu in right of payment with all of our existing and future senior unsecured indebtedness and senior in right of payment to all of our subordinated indebtedness. The debt securities will be effectively subordinated to (i) all existing and future indebtedness or other liabilities of our subsidiaries and (ii) all of our existing and future secured indebtedness to the extent of the value of the collateral securing that indebtedness.

The indenture does not limit the aggregate principal amount of debt securities that may be issued under it and provides that debt securities may be issued under it from time to time in one or more series. We may specify a maximum aggregate principal amount for the debt securities of any series.

Unless otherwise specified in the applicable prospectus supplement, the indenture does not afford the holders of the debt securities the right to require us to repurchase or redeem the debt securities in the event of a highly-leveraged transaction.

We are not obligated to issue all debt securities of one series at the same time and, unless otherwise provided in the applicable prospectus supplement, we may reopen a series, without the consent of the holders of the outstanding debt securities of that series, for the issuance of additional debt securities of that series. Additional debt securities of a particular series will have the same terms and conditions as outstanding debt securities of such series, except for the issue date and, in some cases, the public offering price and the first interest payment date, and will be consolidated with, and form a single series with, such outstanding debt securities; provided, however, that if such additional debt securities are not fungible with the outstanding debt securities of such series for U.S. federal income tax purposes, the additional debt securities will have a separate CUSIP number.

The prospectus supplement will set forth, among other things:

•	the title of the debt securities;

•	the price or prices (expressed as a percentage of the principal amount) at which we will sell the debt securities;

•	whether the debt securities will be senior debt securities or subordinated debt securities, and if they are subordinated debt securities, the terms of the subordination;

•	any limit on the aggregate principal amount of the debt securities and the right, if any, to extend such date or dates;

•	the date or dates on which we will pay the principal on the debt securities;

•

the rate or rates (which may be fixed or variable) per annum or the method used to determine the rate or rates (including any commodity, commodity index, stock exchange index or financial index) at which the debt securities will bear interest, the date or dates from which interest will accrue, the date or dates on which interest will commence and be payable and any regular record date for the interest payable on any interest payment date;

•	the right, if any, to extend the interest periods and the duration of that extension;

•	the place or places where principal of, and premium and interest on, the debt securities will be payable;

•	the terms and conditions upon which we may redeem the debt securities;

•	any obligation we have to redeem or purchase the debt securities pursuant to any sinking fund or analogous provisions or at the option of a holder of debt securities;

•

the dates on which and the price or prices at which we will repurchase debt securities at the option of the holders of debt securities and other detailed terms and provisions of these repurchase obligations;

•	the denominations in which the debt securities will be issued, if other than minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof;

•	whether the debt securities will be issued in the form of certificated debt securities or global debt securities;

•	the portion of principal amount of the debt securities payable upon declaration of acceleration of the maturity date, if other than the principal amount;

•	the designation of the currency or currencies in which payment of principal of, and premium and interest on, the debt securities will be made if other than U.S. dollars;

•	any provisions relating to any security provided for the debt securities;

•

any addition to or change in the events of default described in this prospectus or in the indenture with respect to the debt securities and any change in the acceleration provisions described in this prospectus or in the indenture with respect to the debt securities;

•	any addition to or change in the covenants described in this prospectus or in the indenture with respect to the debt securities;

•	any other terms of the debt securities, which may modify or delete any provision of the indenture as it applies to that series;

•	if and as applicable, the terms and conditions of any right to exchange for or convert debt securities of the series into shares of our common stock or other securities or another person; and

•	any depositaries, interest rate calculation agents, exchange rate calculation agents or other agents with respect to the debt securities.

The foregoing is not intended to be an exclusive list of the terms that may be applicable to any offered debt securities.

We may issue debt securities that provide for an amount less than their stated principal amount to be due and payable upon declaration of acceleration of their maturity pursuant to the terms of the indenture. We will provide you with information on the federal income tax considerations and other special considerations applicable to any of these debt securities in the applicable prospectus supplement.

If we denominate the purchase price of any of the debt securities in a foreign currency or currencies, or if the principal of and any premium and interest on any series of debt securities is payable in a foreign currency or currencies, we will provide you with information on the restrictions, elections, general tax considerations, specific terms and other information with respect to that issue of debt securities and such foreign currency or currencies in the applicable prospectus supplement.

Exchange and Transfer

Debt securities may be transferred or exchanged at the office of the registrar or co-registrar designated by us.

We will not impose a service charge for any transfer or exchange, but we may require holders to pay any tax or other governmental charges associated with any transfer or exchange.

In the event of any potential redemption of debt securities of any series, we will not be required to:

•

issue, register the transfer of, or exchange, any debt security of that series during a period beginning at the opening of 15 business days before the day of sending of a notice of redemption and ending at the close of business on the day such notice is sent; or

•	register the transfer of or, exchange any, debt security of that series selected, called or being called for redemption, in whole or in part, except the unredeemed portion being redeemed in part.

We may initially appoint the trustee as the registrar. Any transfer agent, in addition to the registrar initially designated by us, will be named in the prospectus supplement. We may designate additional transfer agents or change transfer agents or change the office of the transfer agent. However, we will be required to maintain a transfer agent in each place of payment for the debt securities of each series.

Global Securities

The debt securities of any series may be represented, in whole or in part, by one or more global securities. Each global security will:

•	be registered in the name of a depositary that we will identify in a prospectus supplement;

•	be deposited with the depositary or its nominee; and

•	bear any required legends.

•	No global security may be exchanged in whole or in part for debt securities registered in the name of any person other than the depositary or any nominee unless:

•

the depositary has notified us that it is unwilling or unable to continue as depositary or has ceased to be qualified to act as depositary, and in either case we fail to appoint a successor depositary registered as a clearing agency under the Exchange Act within 90 days of such event;

•	we execute and deliver to the trustee an officer’s certificate to the effect that such global securities shall be so exchangeable; or

•	an event of default with respect to the debt securities represented by such global securities shall have occurred and be continuing.

As long as the depositary, or its nominee, is the registered owner of a global security, the depositary or nominee will be considered the sole owner and holder of the debt securities represented by the global security for all purposes under the indenture. Except in the above limited circumstances, owners of beneficial interests in a global security:

•	will not be entitled to have the debt securities registered in their names;

•	will not be entitled to physical delivery of certificated debt securities; and

•	will not be considered to be holders of those debt securities under the indenture.

Payments on a global security will be made to the depositary or its nominee as the holder of the global security. Some jurisdictions have laws that require that certain purchasers of securities take physical delivery of such securities in definitive form. These laws may impair the ability to transfer beneficial interests in a global security.

Institutions that have accounts with the depositary or its nominee are referred to as “participants.” Ownership of beneficial interests in a global security will be limited to participants and to persons that may hold beneficial interests through participants. The depositary will credit, on its book-entry registration and transfer system, the respective principal amounts of debt securities represented by the global security to the accounts of its participants. Each person owning a beneficial interest in a global security must rely on the procedures of the depositary (and, if such person is not a participant, on procedures of the participant through which such person owns its interest) to exercise any rights of a holder under the indenture.

Ownership of beneficial interests in a global security will be shown on and effected through records maintained by the depositary, with respect to participants’ interests, or by any participant, with respect to interests of persons held by participants on their behalf. Payments, transfers and exchanges relating to beneficial interests in a global security will be subject to policies and procedures of the depositary. The depositary policies and procedures may change from time to time. Neither we nor the trustee will have any responsibility or liability for the depositary’s or any participant’s records with respect to beneficial interests in a global security.

Payment and Paying Agent

The provisions of this subsection will apply to the debt securities unless otherwise indicated in the prospectus supplement. Payment of interest on a debt security on any interest payment date will be made to the person in whose name the debt security is registered at the close of business on the regular record date. Payment on debt securities of a particular series will be payable at the office of a paying agent or paying agents designated by us. However, at our option, we may pay interest by mailing a check to the record holder.

We may also name any other paying agents in the prospectus supplement. We may designate additional paying agents, change paying agents or change the office of any paying agent. However, we will be required to maintain a paying agent in each place of payment for the debt securities of a particular series.

All moneys paid by us to a paying agent for payment on any debt security that remain unclaimed at the end of two years after such payment was due will be repaid to us. Thereafter, the holder may look only to us for such payment.

Consolidation, Merger and Sale of Assets

Except as otherwise set forth in the applicable prospectus supplement, we may not consolidate with or merge into any other person, in a transaction in which we are not the surviving corporation, or convey, transfer or lease our properties and assets substantially as an entirety to, any person, unless:

•	the successor, if any, is a U.S. corporation, limited liability company, partnership, trust or other entity;

•	the successor assumes our obligations on the debt securities and under the indenture pursuant to a supplemental indenture or other agreements in form reasonably satisfactory to the trustee;

•

immediately after giving effect to the transaction and treating our obligations in connection with or as a result of such transaction as having been incurred as of the time of such transaction, no default or event of default shall have occurred and be continuing under the indenture; and

•	certain other conditions are met.

Events of Default

Event of default means, with respect to any series of debt securities, any of the following:

•	default in the payment of any interest on any debt security of that series when it becomes due and payable, and continuance of that default for a period of 90 days;

•	default in the payment of principal of, or premium on, any debt security of that series when due and payable;

•

default in the performance or breach of any other covenant or warranty by us in the indenture (other than a covenant or warranty that has been included in the indenture solely for the benefit of a series of debt securities other than that series), which default continues uncured for a period of 90 days after we receive written notice from the trustee or we and the trustee receive written notice from the holders of not less than a majority in aggregate principal amount of the outstanding debt securities of that series as provided in the indenture;

•	certain events of bankruptcy, insolvency or reorganization of our company; and

•	any other event of default provided with respect to debt securities of that series that is described in the applicable prospectus supplement.

No event of default with respect to a particular series of debt securities (except as to certain events of bankruptcy, insolvency or reorganization) necessarily constitutes an event of default with respect to any other series of debt securities. The occurrence of an event of default may constitute an event of default under our bank credit agreements in existence from time to time. In addition, the occurrence of certain events of default or an acceleration under the indenture may constitute an event of default under certain of our other indebtedness outstanding from time to time.

If an event of default (other than an event of default resulting from certain events of bankruptcy, insolvency or reorganization) with respect to debt securities of any series at the time outstanding occurs and is continuing, then the trustee or the holders of not less than 25% in aggregate principal amount of the outstanding debt securities of that series may, by a notice in writing to us (and to the trustee if given by the holders), declare to be due and payable immediately the principal (or, if the debt securities of that series are discount securities, that portion of the principal amount as may be specified in the terms of that series) of, and accrued and unpaid interest, if any, on all debt securities of that series. In the case of an event of default resulting from certain events of bankruptcy, insolvency or reorganization, the principal (or such specified amount) of and accrued and unpaid interest, if any, on all outstanding debt securities will become and be immediately due and payable without any declaration or other act on the part of the trustee or any holder of outstanding debt securities. At any time after a declaration of acceleration with respect to debt securities of any series has been made, the holders of a majority in aggregate principal amount of the outstanding debt securities of that series may rescind and annul the acceleration if all events of default, other than the non-payment of accelerated principal and interest, if any, with respect to debt securities of that series, have been cured or waived and all sums paid or advanced by the trustee and the reasonable compensation expenses and disbursements of the trustee and its agents and counsel have been paid as provided in the indenture.

The indenture provides that the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any holder of outstanding debt securities, unless the trustee receives indemnity satisfactory to it against any loss, liability or expense. Subject to certain rights of the trustee, the holders of a majority in principal amount of the outstanding debt securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee with respect to the debt securities of that series.

No holder of any debt security of any series will have any right to institute any proceeding, judicial or otherwise, with respect to the indenture or for the appointment of a receiver or trustee, or for any remedy under the indenture, unless:

•	that holder has previously given to the trustee written notice of a continuing event of default with respect to debt securities of that series; and

•

the holders of at least 25% in aggregate principal amount of the outstanding debt securities of that series have made written request, and offered indemnity satisfactory to the trustee, to the trustee to institute the proceeding as trustee, and the trustee has not received from the holders of a majority in aggregate principal amount of the outstanding debt securities of that series a direction inconsistent with that request and has failed to institute the proceeding within 60 days.

Notwithstanding the foregoing, the holder of any debt security will have an absolute and unconditional right to receive payment of the principal of, and premium and any interest on, that debt security on or after the due dates expressed in that debt security and to institute suit for the enforcement of such payment.

The indenture requires us, within 120 days after the end of our fiscal year, to furnish to the trustee a statement as to compliance with the indenture. The indenture provides that the trustee may withhold notice to the holders of debt securities of any series of any default or event of default (except in payment on any debt securities of that series) with respect to debt securities of that series if it in good faith determines that withholding notice is in the interest of the holders of those debt securities.

Modification and Waiver

We may amend or modify the indenture without the consent of any holder of debt securities of the series affected by the modifications or amendments in order to:

•	cure any ambiguity, defect or inconsistency, provided that the interests of the holders are not adversely affected;

•	conform the text of the indenture or the debt securities to any corresponding provision of this “Description of Debt Securities,” as evidenced by an officer’s certificate;

•	provide for the issuance of additional debt securities;

•

provide for the assumption of our obligations in the case of a merger or consolidation and our discharge upon such assumption provided that the provision under “Merger, Consolidation, or Sale of Assets” of the indenture is complied with;

•	add covenants or make any change that would provide any additional rights or benefits to the holders of the debt securities;

•	add guarantees with respect to the debt securities;

•	provide for uncertificated debt securities in addition to or in place of certificated debt securities;

•	secure the debt securities;

•	add or appoint a successor or separate trustee;

•	make any change that does not adversely affect the interests of any holder of debt securities; or

•	obtain or maintain the qualification of the indenture under the Trust Indenture Act of 1939, as amended.

Other amendments and modifications of the indenture or the debt securities issued may be made with the consent of the holders of at least a majority of the aggregate principal amount of the outstanding debt securities of the affected series, and our compliance with any provision of the indenture with respect to the debt securities may be waived by written notice to the trustee by the holders of a majority of the aggregate principal amount of the outstanding debt securities of the affected series. However, no modification or amendment may, without the consent of the holder of each outstanding debt security of the affected series:

•	reduce the principal amount, any premium or change the fixed maturity of any debt security or alter or waive any of the provisions with respect to the redemption or repurchase of the debt securities;

•	change the place of payment or currency in which principal, any premium or interest is paid;

•	impair the right to institute suit for the enforcement of any payment on the debt securities;

•	waive a payment default with respect to the debt securities;

•	reduce the interest rate or extend the time for payment of interest on the debt securities;

•	make any change to the amendment and modification provisions in the indenture; or

•

reduce the percentage in principal amount outstanding of debt securities, the consent of the holders of which is required for any of the foregoing modifications or otherwise necessary to modify, supplement or amend the indenture or to waive any past default.

Except for certain specified provisions, the holders of at least a majority in principal amount of the outstanding debt securities of an affected series may, on behalf of the holders of all debt securities of such series, waive our compliance with provisions of the indenture. The holders of a majority in aggregate principal amount of the outstanding debt securities of such series may, on behalf of the holders of all the debt securities of such series, waive any past default under the indenture with respect to such debt securities and its consequences, except a default in the payment of the principal of, or premium or any interest on, any debt security or in respect of a covenant or provision that cannot be modified or amended without the consent of all of the holders of the outstanding debt securities of the affected series; provided, however, that the holders of a majority in aggregate principal amount of the outstanding debt securities of such series may rescind and annul an acceleration and its consequences, including any related payment default that resulted from the acceleration.

Defeasance of Debt Securities and Certain Covenants in Certain Circumstances

Legal Defeasance. The indenture provides that, in certain circumstances, we may be discharged from any and all obligations in respect of the debt securities of any series (except for certain obligations to register the transfer or exchange of debt securities, to replace stolen, lost or mutilated debt securities, and to maintain paying agencies and certain provisions relating to the treatment of funds held by paying agents). We will be so discharged upon the deposit with the trustee, in trust, of money and/or U.S. government obligations that, through the payment of interest and principal in accordance with their terms, will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent public accountants to pay and discharge each installment of principal, premium and interest in accordance with the terms of the indenture and the debt securities of that series.

This discharge may occur only if, among other things, we have delivered to the trustee an opinion of counsel stating that we have received from, or there has been published by, the United States Internal Revenue Service a ruling or, since the date of execution of the indenture, there has been a change in the applicable United States federal income tax law, in either case to the effect that, and based thereon such opinion shall confirm that, the beneficial owners of the debt securities of the applicable series will not recognize income, gain or loss for U.S. federal income tax purposes as a result of the deposit, defeasance and discharge and will be subject to U.S. federal income tax on the same amounts and in the same manner and at the same times as would have been the case if the deposit, defeasance and discharge had not occurred.

Defeasance of Certain Covenants. The indenture provides that, upon compliance with certain conditions, we may omit to comply with certain covenants set forth in the indenture, and any omission to comply with those covenants will not constitute a default or an event of default with respect to the debt securities of the applicable series, or covenant defeasance.

The conditions include:

•

depositing with the trustee money and/or U.S. government obligations that, through the payment of interest and principal in accordance with their terms, will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent public accountants to pay and discharge each installment of principal of, premium and interest in accordance with the terms of the indenture and the debt securities of the applicable series; and

•

delivering to the trustee an opinion of counsel to the effect that the beneficial owners of the debt securities of the applicable series will not recognize income, gain or loss for U.S. federal income tax purposes as a result of the deposit and related covenant defeasance and will be subject to U.S. federal income tax on the same amounts and in the same manner and at the same times as would have been the case if the deposit and related covenant defeasance had not occurred.

Conversion and Exchange Rights

If specified in the applicable prospectus supplement, the debt securities of a series may be convertible into or exchangeable for common stock or other securities of us or another entity. We will describe in the applicable prospectus supplement, among other things, the conversion or exchange rate or price and any adjustments thereto, the conversion or exchange period or periods, provisions as to whether conversion or exchange will be mandatory, at our option or at the option of the holders of that series of debt securities, and provisions affecting conversion or exchange in the event of the redemption of that series of debt securities.

DESCRIPTION OF COMMON STOCK

The following summary description sets forth some of the general terms and provisions of our common stock. Because this is a summary description, it does not contain all of the information that may be important to you. For a more detailed description of the common stock, you should refer to the provisions of our restated certificate of incorporation, or our Certificate of Incorporation, and our amended and restated by-laws, or our By-laws, each of which has been incorporated by reference as an exhibit to the registration statement of which this prospectus is a part.

General

Our authorized capital stock consists of 367,500,000 shares of common stock, par value $0.001 per share and 10,000,000 shares of preferred stock, par value $0.001 per share. As of July 26, 2019, 142,527,682 shares of our common stock were outstanding and no shares of our preferred stock were outstanding.

Voting Rights

Subject to the preferences applicable to any preferred stock outstanding at any time, holders of our common stock vote together as a single class on all matters submitted to a vote of the stockholders. Each holder of common stock is entitled to cast one vote per share held by such holder on all matters submitted to a vote of the stockholders. Generally, all matters submitted to a vote of the stockholders must be approved by a majority of the votes cast on the matter by the holders of common stock present in person or represented by proxy, voting together as a single class at a meeting at which a quorum is present, subject to any voting rights granted to holders of any outstanding shares of preferred stock.

Conversion Rights

Shares of our common stock are not convertible into other securities of our company.

Dividend Rights

Subject to preferences that may apply to shares of preferred stock outstanding at the time, the holders of outstanding shares of common stock are entitled to receive dividends out of assets legally available at the times and in the amounts that our board of directors may determine from time to time.

No Preemptive or Redemption Rights

Our common stock is not entitled to preemptive rights and is not subject to redemption or sinking fund provisions.

Right to Receive Liquidation Distributions

Upon our liquidation, dissolution or winding-up, the holders of our common stock are entitled to share equally in all of our assets remaining after payment of all liabilities and the liquidation preferences of any outstanding preferred stock.

Size of the Board of Directors

Our By-laws provide that the size of the board of directors shall be fixed as determined from time to time by the board and shall be classified into three classes, as nearly equal as possible as determined by the board of directors. The directors are to be elected at the annual meeting of the stockholders, with a term expiring at the annual meeting of stockholders held in the third year following the year of their election or until such successor is elected and qualified.

Power to Call Special Stockholder Meetings; Advance Notice of Stockholder Business and Nominees

Under Delaware law, a special meeting of stockholders may be called by our board of directors or by any other person authorized to do so in the certificate of incorporation or bylaws. Pursuant to our By-laws, special meetings may be called at the request of the board of directors, the chairman of the board of directors or our Chief Executive Officer. Our By-laws also provide that stockholders may not call special meetings of the stockholders. However, we will call a special meeting of stockholders promptly following receipt of written notice from our largest stockholder, Total Gas & Power USA, SAS, or Total, or any member of the Terra Group (as such term is defined in the Affiliation Agreement by and between us and Total, dated April 28, 2011 (referred to herein as the “Affiliation Agreement”)) solely for the purpose of considering and voting on a proposal to effect (i) a Terra Merger (as defined in the Affiliation Agreement), to be effected pursuant to and in accordance with the terms of the Affiliation Agreement, together with any stockholder approval as is required by law in connection with such Terra Merger, or (ii) a Transferee Merger (as such term is defined in the Affiliation Agreement) to be effected pursuant to and in accordance with the Affiliation Agreement, together with any stockholder approval as is required by law in connection with such Transferee Merger.

Our By-laws further require compliance with timely advance notice in proper written form of stockholder nominees for election as director or stockholder business to be brought before a meeting of stockholders and other requirements specified in our By-laws, and grant the chairman of the meeting the power and the duty to declare that defectively proposed business or nomination shall not be presented and shall be disregarded if not made in compliance with the procedures set forth in our By-laws.

Removal of Directors

Our Certificate of Incorporation provides that directors may be removed by stockholders as provided by Section 141(k)(1) of the General Corporation Law of the State of Delaware, or the DGCL.

Filling Vacancies on the Board of Directors

Our Certificate of Information and By-laws allow a vacancy on the board of directors resulting from death, resignation, disqualification, removal, or other cause, may be filled only by the affirmative vote of a majority of the remaining directors then in office, even though less than a quorum of the board of directors. Any director elected in accordance with the preceding sentence shall hold office for the remainder of the full term of the class, if any, of directors in which the new directorship was created or in which the vacancy occurred, and until such director’s successor shall have been duly elected and qualified or until his or her earlier resignation, removal from office, death or incapacity.

Stockholder Action by Written Consent without a Meeting

Our Certificate of Incorporation and By-laws permit action by written consent of the stockholders without a meeting for any action required to be taken at any annual or special meeting until the first time that Total, and other entities controlled by Total S.A., no longer own at least fifty percent of our voting securities (referred to herein as the “Total Stockholder Approval Period”). Our Certificate of Incorporation further provides that following the Total Stockholder Approval Period, no action required or permitted to be taken at any annual or special meeting may be taken without a meeting, and the power of our stockholders to consent in writing, without a meeting, to the taking of any such action is specifically denied.

Preferred Stock

Our board of directors is authorized, subject to limitations imposed by the DGCL, to issue up to a total of 10,000,000 shares of preferred stock in one or more series, without stockholder approval. Our board of directors is authorized to establish from time to time the number of shares to be included in each series, and to fix the rights, preferences and privileges of the shares of each wholly unissued series and any of its qualifications, limitations or restrictions, subject to the provisions of any series of preferred stock. Our board of directors is also able to increase or decrease the number of shares of any series, but not below the number of shares of that series then outstanding, without any further vote or action by the stockholders.

Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could harm the voting power or other rights of the holders of the common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of our company and might harm the market price of our common stock and the voting and other rights of the holders of our common stock.

Anti-Takeover Effects of Delaware Law

We are subject to the provisions of Section 203 of the DGCL regulating corporate takeovers. In general, those provisions prohibit a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder, unless:

•	the transaction is approved by the board of directors before the date the interested stockholder attained that status;

•

upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

•

on or after the date the business combination is approved by the board and authorized at a meeting of stockholders by at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 defines “business combination” to include the following:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•

any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of a corporation and any entity or person affiliated with or controlling or controlled by any of these entities or persons.

A Delaware corporation may opt out of this provision either with an express provision in its original certificate of incorporation or in an amendment to its certificate of incorporation or bylaws approved by its stockholders. However, we have not opted out, and do not currently intend to opt out, of this provision. The statute could prohibit or delay mergers or other takeover or change in control attempts and, accordingly, may discourage attempts to acquire us.

Limitation of Liability and Indemnification Matters

Our By-laws provide that we will indemnify each of our officers and directors and may indemnify other employees or agents to the maximum extent permitted by Delaware law for expenses and liability incurred by reason of the fact that the person is or was an officer or director or agent, respectively of our company.

Delaware law provides that directors of a company will not be personally liable for monetary damages for breach of their fiduciary duty as directors, except for liabilities:

•	for any breach of their duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	for unlawful payment of dividend or unlawful stock repurchase or redemption, as provided under Section 174 of the DGCL; or

•	for any transaction from which the director derived an improper personal benefit.

As permitted, we have entered into indemnification agreements with certain of our executive officers and directors.

Nasdaq Global Select Market Listing Symbol

Our common stock trades on the Nasdaq Global Select Market under the symbol “SPWR.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Trust Company N.A.

DESCRIPTION OF PREFERRED STOCK

Under our Certificate of Incorporation, our board of directors may direct the issuance of up to 10,000,000 shares of preferred stock, par value $0.001 per share, in one or more series, establish from time to time the number of shares to be included in each such series and fix the designation, powers, privileges, preferences and relative participating, optional or other rights, if any of the shares of each such series and the qualifications, limitations or restrictions thereof. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of SunPower. Any such issuance of additional stock could have the effect of diluting the earnings per share and book value per share of outstanding shares of common stock, and such additional shares could be used to dilute the stock ownership or voting rights of persons seeking to obtain control of SunPower. The issuance of preferred stock with voting and conversion rights may adversely affect the voting power of the holders of common stock, including the loss of voting control to others.

The description of preferred stock set forth below and the description of the terms of a particular series of preferred stock set forth in the related prospectus supplement do not purport to be complete and are qualified in their entirety by reference to the certificate of designation relating to that series. As of the date of this prospectus, there are no shares of preferred stock issued or outstanding.

The designation, powers, privileges, preferences and relative participating, optional or other rights, if any of the shares of each series of preferred stock, and the qualifications, limitations or restrictions thereof, will be fixed by our Certificate of Incorporation or the certificate of designation relating to such series. A prospectus supplement will specify the terms of the preferred stock, including the following:

•	the maximum number of shares to constitute the series and the distinctive designation thereof;

•	the voting rights of the holders of the preferred stock;

•	the dividends rights and dividend rate, if any, which will be payable with regard to the series;

•	the terms, if any, on which the series may or will be redeemed (including sinking fund provisions);

•	the preference, if any, to which holders of the series will be entitled upon our liquidation; and

•	the right, if any, of holders of the series to convert them into another class of our stock or securities.

DESCRIPTION OF WARRANTS

We may issue warrants to purchase debt securities, common stock, preferred stock, or any combination thereof, with or without the payment of separate consideration therefor (including by means of a dividend or similar distribution to holders of our outstanding securities). We may issue warrants independently or together with any other securities offered by a prospectus supplement. Warrants may be attached to or separate from such securities and may or may not be transferable. Each series of warrants will be issued under a separate warrant agreement we will enter into with a warrant agent specified in the applicable prospectus supplement. The warrant agent will act solely as our agent in connection with the warrants of a particular series and will not assume any obligation or relationship of agency or trust for or with any holders or beneficial owners of warrants. In connection with any warrants, we may enter into a standby underwriting agreement with one or more underwriters pursuant to which the underwriters will agree to purchase any securities underlying such warrants that remain unpurchased upon the expiration of such warrants.

To the extent appropriate, the applicable prospectus supplement will describe the specific terms of the warrants offered thereby, including the following:

•	the title of the warrants, which may be denominated as share purchase rights or subscription rights;

•	the aggregate number of the warrants;

•	the price or prices, if any, at which the warrants will be issued;

•	the extent to which the warrants are not transferable;

•	the designation, number or principal amount and terms of the debt securities, common stock and/or preferred stock purchasable upon exercise of the warrants;

•	the designation and terms of the other securities, if any, with which the warrants are issued and the number of warrants issued with each security;

•	the date, if any, on and after which the warrants and the related underlying securities will be separately transferable;

•	whether the warrants will be issued in registered form or bearer form;

•	the price at which each underlying security purchasable upon exercise of the warrants may be purchased;

•	the date on which the right to exercise the warrants will commence and the date on which that right will expire;

•	the identity of the warrant agent;

•	the maximum or minimum number of the warrants that may be exercised at any one time;

•	information with respect to book-entry procedures, if any;

•	in connection with warrants denominated as subscription rights, the extent of any over-subscription privilege with respect to unsubscribed securities;

•	the material terms of any standby underwriting arrangement entered into by us in connection with any warrants; and

•	any other terms of the warrants, including terms, procedures and limitations relating to the transferability, exchange and exercise of the warrants.

MATERIAL FEDERAL INCOME TAX CONSEQUENCES

A summary of any material United States federal income tax consequences to persons investing in the securities offered by this prospectus may be set forth in an applicable prospectus supplement. Any such summary will be presented for informational purposes only, however, and will not be intended as legal or tax advice to prospective investors. Prospective investors of securities are urged to consult their own tax advisors prior to investing in the securities

PLAN OF DISTRIBUTION

We may sell the offered securities (a) through agents, (b) to or through underwriters or dealers, (c) directly to one or more purchasers or (d) through a combination of any of these methods of sale. We will identify the specific plan of distribution, including any underwriters, dealers, agents or direct purchasers and their compensation, in a prospectus supplement.

Direct Sales and Sales through Agents

We may sell the offered securities directly to purchasers. In this case, no underwriters or agents would be involved. We may also sell the securities through agents designated from time to time. In the applicable prospectus supplement, we will name any agent involved in the offer or sale of the offered securities, and we will describe any commissions payable to the agent. Unless we inform you otherwise in the applicable prospectus supplement, any agent will agree to use its reasonable best efforts to solicit purchases for the period of its appointment.

We may sell the securities directly to institutional investors or others who may be deemed to be underwriters within the meaning of the Securities Act of 1933, or the Securities Act, with respect to any sale of those securities. We will describe the terms of any sales of these securities in the applicable prospectus supplement.

Sales through Underwriters or Dealers

If underwriters are used in the sale of the offered securities, we will execute an underwriting agreement with them regarding the securities. The underwriters will acquire the securities for their own account, subject to conditions in the underwriting agreement. The underwriters may resell the securities from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Underwriters may offer the securities to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. Unless we inform you otherwise in the applicable prospectus supplement, the obligations of the underwriters to purchase the securities will be subject to certain conditions and the underwriters will be obligated to purchase all the offered securities if they purchase any of them. The underwriters may change from time to time any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers.

During and after an offering through underwriters, the underwriters may purchase and sell the securities in the open market. To the extent expressly set forth in the applicable prospectus supplement, these transactions may include over-allotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the offering. The underwriters may also impose a penalty bid, which means that selling concessions allowed to syndicate members or other broker-dealers for the offered securities sold for their account may be reclaimed by the syndicate if the offered securities are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the offered securities, which may be higher than the price that might otherwise prevail in the open market. If commenced, the underwriters may discontinue these activities at any time.

Some or all of the securities that we offer though this prospectus may be new issues of securities with no established trading market. Any underwriters to whom we sell our securities for public offering and sale may make a market in those securities, but they will not be obligated to do so and they may discontinue any market making at any time without notice. Accordingly, we cannot assure you of the liquidity of, or continued trading markets for, any securities that we offer.

If dealers are used in the sale of the securities, we will sell the securities to them as principals. They may then resell the securities to the public at varying prices determined by the dealers at the time of resale. We will include in the prospectus supplement the names of the dealers and the terms of the transaction.

General Information

We may have agreements with the agents, dealers and underwriters to indemnify them against certain civil liabilities, including liabilities under the Securities Act, or to contribute with respect to payments that the agents, dealers or underwriters may be required to make. Agents, dealers and underwriters may be customers of, engage in transactions with or perform services for us in the ordinary course of their businesses.

LEGAL MATTERS

Jones Day will pass upon the validity of any securities offered under this prospectus or any prospectus supplement for SunPower Corporation.

EXPERTS

The consolidated financial statements of SunPower Corporation appearing in SunPower Corporation’s Annual Report (Form 10-K) for the year ended December 30, 2018 and the effectiveness of SunPower Corporation’s internal control over financial reporting as of December 30, 2018, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon included therein, and incorporated herein by reference. Such financial statements are, and audited financial statements to be included in subsequently filed documents will be, incorporated herein by reference in reliance upon the reports of Ernst & Young LLP pertaining to such financial statements and the effectiveness of our internal control over financial reporting as of the respective dates (to the extent covered by consents filed with the Securities and Exchange Commission) given on the authority of such firm as experts in accounting and auditing.

22,000,000 Shares

SunPower Corporation

Common Stock

Joint Book-Running Managers

Goldman Sachs & Co. LLC	BofA Securities

Manager

Baird